As filed with the Securities and Exchange Commission on October 12 , 2011
Registration No. 333-172944
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

China Aluminum Foil, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-3350	27-1805188
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Building No. 35, No. 1 Cui Zhu Street, High-tech Development Area,
Zhengzhou City, Henan Province, China
(86) 371-67539696
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

CSC Services of Nevada, Inc.
2215 B. Renaissance Drive
Las Vegas, NV 89119
(800)927-9800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

It is respectfully requested that the Securities and Exchange Commission send copies of all notices, orders and communications to:

William N. Haddad
Reed Smith LLP
599 Lexington Avenue
New York, NY  10022

Approximate date of commencement of proposed sale to public:  as soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

 CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock	3,333,002 Shares	$2.00	$6,665,946	$773.92

Total			$6,665,946	$773.92

(1)           Estimated solely for the purpose of calculating the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED      , 2011

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

 PROSPECTUS

  3,333,002 Shares

 China Aluminum Foil, Inc.

 Common Stock

This prospectus relates to the resale, by the selling shareholders identified in this prospectus, of up to  3,333,002 shares of our common stock issued to the selling shareholders.

We will not receive any proceeds from the sale by the selling shareholders of these shares.  We are paying the cost of registering the shares covered by this prospectus as well as various related expenses.  The selling shareholders are responsible for all discounts, selling commission and other costs related to the offer and sale of their shares.  If required, the number of shares to be sold, the public offering price of those shares, the names of any broker-deals and any applicable commission or discount will be included in a supplement to this prospectus, called a prospectus supplement.

The Selling shareholders are offering up to  3,333,002 shares of common stock. The selling shareholders will offer their shares at $2.00 per share until our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification, thereafter at prevailing market prices or privately negotiated prices. We will pay all expenses of registering the securities, estimated at approximately $           . We will not receive any proceeds of the sale of these securities.

The selling shareholders and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the share purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Our common stock is not traded on any exchange. We intend to engage a market maker to apply to have our common stock quoted on the OTC Bulletin Board once our shareholders have free trading shares; however, there is no guarantee that we will obtain a listing.

Investing in our common stock is highly speculative and involves a high degree of risk.  You should carefully consider the risks and uncertainties in the section entitled “Risk Factors” beginning on page  6 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is      , 2011.

TABLE OF CONTENTS

SUMMARY	1
THE OFFERING	4
SUMMARY CONSOLIDATED FINANCIAL DATA	4
RISK FACTORS	6
FORWARD-LOOKING STATEMENTS	12
USE OF PROCEEDS	12
PRICE RANGE OF OUR COMMON STOCK	12
DIVIDEND POLICY	12
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	13
BUSINESS	25
MANAGEMENT	35
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	38
PRINCIPAL SHAREHOLDERS	39
SUMMARY COMPENSATION TABLE (1)	40
SELLING SHAREHOLDERS	41
DESCRIPTION OF SECURITIES TO BE REGISTERED	43
PLAN OF DISTRIBUTION	44
LEGAL MATTERS	45
EXPERTS	45
INTERESTS OF NAMED EXPERTS AND COUNSEL	45
WHERE YOU CAN FIND MORE INFORMATION	45
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

i

    Unless the context otherwise requires, the terms “we,” “us,” “our,” “China Aluminum,” and “the Company” refer to China Aluminum Foil, Inc., a Nevada corporation, and its consolidated subsidiaries.  References to “dollars” and “$” are to United States dollars. Any logos or trademarks mentioned in this prospectus are the property of their respective owners.

    You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained in this prospectus is correct as of any time after the date of this prospectus.

ii

SUMMARY

    This summary provides a brief overview of selected information from this prospectus and the documents incorporated by reference into this prospectus and does not contain all of the information you should consider in making your investment decision. This summary may not contain all of the information that may be important to you.  Please carefully read the entire prospectus, including the information under the heading “Risk Factors” and our financial statements and the related notes incorporated by reference into this prospectus, before making an investment decision.

    Overview

    We were incorporated in the State of Nevada on January 29, 2010 as AJ Acquisition V, Inc.  Since inception, we have been engaged in organizational efforts and obtaining initial financing.  Our initial business purpose was to seek the acquisition of or merger with, an existing company.  On November 8, 2010 we filed an amendment to our articles of incorporation to change our name to China Aluminum Foil, Inc., and on November 8, 2010 we entered into, and closed, a share exchange agreement with Lucky Express, now our wholly owned subsidiary.  Prior to the share exchange with Lucky Express, we were a shell company with no business operations.

Current Business

    Upon acquiring Lucky Express pursuant to the share exchange, we adopted the business of Lucky Express.  We are mainly engaged in the development, production and distribution of various aluminum foils to domestic and overseas markets. Our aluminum foil products can be widely used in multiple industries for different purposes. Currently a majority of our products are used for household daily consumption and container production. However, we intend to expand into other high potential business segments, such as cigarette packaging, pharmaceutical packaging and electronic components.

    We have one production line with an annual capacity of approximately 20,000 metric tons. We plan to build or rent another production line to expand our capacity. Due to long-term efforts to streamline production process and reduce wastage and pollution during production, we were recognized as one of the “High Tech New Star Enterprises” in Henan province. We are also recognized for our strong R&D capabilities in the aluminum foil industry in central China.

    Principal Products

    Aluminum foil is a paper-thin sheet of rolled aluminum that can be torn easily and used to wrap and store food, in art, decoration, insulation and in heat exchangers. Because aluminum foil is paper-thin, the foil is extremely pliable and can be bent or wrapped around objects with ease. In North America, aluminum foil is sometimes alternatively called al-foil or alu-foil.

    We develop and manufacture various types of aluminum foils.  The production of aluminum foil involves a complex production process and requires advanced technology and equipment.  The principal products made by the Company range from 0.005mm to 0.08mm in thickness.  We purchase raw aluminum with thickness of 0.3mm and produce different types of aluminum foil by rolling process.  Currently our products mainly fall into two product segments:  aluminum foil used by households for daily consumption and aluminum foil used for the production of containers such as meal boxes, cake cups, as well as many other applications.

    Our Strengths:

    Superior  Quality of Aluminum Foil

    The quality of our products has consistently been rated the highest among aluminum foil customers in China.  Our product aluminum foil is manufactured using our licensed patented manufacturing technology, which was awarded Scientific Advancement Awards by Zhengzhou Municipal Government in 2007 and obtained official recognition by Henghan Province Scientific Technological Result in 2006.

    The licensed patented manufacturing technology enables us to produce aluminum foil of superior quality, in term of strength and price competitiveness, than our competitors.  Moreover, we are one of the few manufacturers in China who can manufacture aluminum foil with a thickness of 0.005mm or less.

    Large and Diverse Customer Base Across Several Markets and Industries

    Our products are in demand in a broad range of markets and industries. We believe this insulates us from any concentration risk or dependence on a certain industry.  A downturn in one industry may be made up for by increased demand in another industry which purchases our products. We sell our products to various industries, including, the appliance, manufacturing, telecommunications, food packaging industries.

    Our Cost Structure is Lower than the Average Cost Structure of our Competitors

    Our location, method of manufacture and our transportation costs allow us to maintain a cost structure that is lower than the average cost structure of our competitors. All of our manufacturing equipment is made in China with close collaboration with the equipment supplier which allows us to manufacture our products at a low cost. In addition, we are located in Zhengzhou, Henan Province, China which has one of the largest bauxite ore reserves in China, allowing us to transport products and supplies cost efficiently. We transport materials and products directly from the production facilities of a nearby company which allows us to limit our transportation costs.

    Proven Track Record of Growth

    We have had very strong annual growth of 158.8% through our first two years of operation and production of aluminum foil.  We have a strategic plan which we believe will allow us to continue this growth by expanding our production capacity and introducing higher margin products.

    Superior Technology and a Highly Efficient Manufacturing Process

    We have superior technology due to a license agreement which allows us to license 9 patents from an affiliate of ours.  We have developed a highly efficient manufacturing process through close collaboration with our equipment supplier pursuant to which we have been able to lower our costs and improve our yields.

    An Experienced and Dedicated Management Team

    Our management team members have an average of greater than 20 years of experience in the aluminum industry, and our management team has more than 100 years of experience in the aluminum industry.

    Growth Strategy:

    We intend to pursue the following strategies to achieve our goal:

    Continue to Increase Our Production Capacity

    We will continue to expand into new production lines and increase our production capacity of ultra-thin aluminum foil which is used in pharmaceutical and electronic industries.  We have leased a 1600mm cold-rolling production line, which is being implemented into our production process in phases.  We expect this will increase capacity by approximately 15,000 metric tons, or 75% more than our  2010 capacity, by the end of 2011, when the 1600mm cold-rolling production line is scheduled to be operating at full capacity.

    Further Increase our Market Share and Economies of Scale

    We will expand our market share and customer base by expanding and improving our product quality and lowering production and sales cost which will allow us to increasingly capitalize on economies of scale.

Introduce New Products with Higher Margins

We plan to begin production of aluminum foil products used in pharmaceutical packaging and electronic components since such products have much higher margins and offer significant growth opportunities.

Expand our Product Offerings in Emerging Markets

We intend to increase revenues by exporting our products to emerging markets including but not limited to Southeast Asia, Africa and Latin America.

Continue to Enhance Manufacturing Efficiencies

We will focus our research and development on advanced processing techniques to develop more sophisticated products that command higher margins, and we will continue to improve margins through increased efficiencies in our production process.

Our Corporate Information

We were incorporated in the State of Nevada on January 29, 2010 as AJ Acquisition V, Inc. Since inception we have been engaged in organizational efforts and obtaining initial financing. Our business purpose was to seek the acquisition of or merger with, an existing company.  On November 8, 2010 we filed an amendment to our articles of incorporation to change our name to China Aluminum Foil, Inc., and on November 8, 2010 we entered into, and closed, a share exchange agreement with Lucky Express, now our wholly owned subsidiary.

Our principal offices are located at Building No.35, No.1 Cui Zhu Street, High-tech Development Area, Zhengzhou City, Henan Province, China.  Our telephone number is (86) 371-67539696.  Our fiscal year end is June 30.

THE OFFERING

Common stock outstanding before the offering	10,201,011 shares as of October 12, 2011.

Common stock offered by selling shareholders	Consists of up to 3,333,002 shares of our common stock issued or issuable to the selling shareholders

Common stock to be outstanding after the offering	10,201,011 shares.

Use of proceeds
We will not receive any proceeds from the sale of the common stock hereunder. The selling shareholders will offer their shares at $2.00 per share until our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification, thereafter at prevailing market prices or privately negotiated prices.  We will pay all expenses of registering the securities, estimated at approximately $           .  We will not receive any proceeds of the sale of these securities.  See “Use of Proceeds” for a complete description.

Ticker Symbol
Our common stock is not traded on any exchange. We intend to engage a market maker to apply to have our common stock quoted on the OTC Bulletin Board once our shareholders have free trading shares; however, there is no guarantee that we will obtain a listing.

Risk Factors
Please read the section entitled “Risk Factors” beginning on page 6 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following income statement data for the years ended June 30, 2011, 2010, 2009 and balance sheet data as of June 30, 2011, 2010 and 2009 were derived from our audited consolidated financial statements included elsewhere in this prospectus.  These historical results are not necessarily indicative of results to be expected in any future period.  You should read the following summary financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere.

STATEMENT OF INCOME DATA
(In thousands except per share data)

	For the years ended
	Jun-30-2011	Jun-30-2010	Jun-30-2009
	(Audited)	(Audited)	(Audited)
Sales revenue	$80,123	$44,133	$17,053
Cost of goods sold	75,667	42,001	18,002
Gross Profit	4,456	2,132	(949)

Operating expenses
Selling expenses	124	397	150
General and administrative expenses	671	580	330
Total operating expenses	795	977	480

Income (loss) from operations	3,661	1,155	(1429)
Interest income	1	1	2
Bank Charge	(6)	(5)	(1)

Income (loss) before income tax	3,656	1,151	(1428)

Current Income Tax Expense	697	-	-

Net Income (Loss)	$2,959	$1,151	$(1428)

Other comprehensive income
Foreign currency translation adjustments	806	15	9
Total Comprehensive Income (Loss)	$3,765	$1,166	$(1419)

Earnings (loss)per share - basic and diluted	0.43	11.5	(14)
Weighted average shares outstanding - basic and diluted	6,840	100	100

BALANCE SHEET DATA
(In thousands)

	At June 30,
	2011	2010	2009
	(Audited)	(Audited)	(Audited)

Total assets	$16,725	$16,134	$7,877
Short-term debt	-	-	-
Long-term debt (including current portion)	-	-	-
Total deferred credits and other liabilities	5,063	8,580	1,653
Shareholders’ equity	$11,661	$7,553	$6,224

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following events were to occur, our business, financial condition or results of operations could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you could lose some or all of your investment.

We expect to incur costs related to our planned acquisitions and expansion into new plants and ventures, which may not prove to be profitable. Moreover, any delays in our expansion plans could cause our profits to decline and jeopardize our business.

We anticipate that our proposed expansion of our production facilities may include the acquisition and construction of new or additional facilities. Our cost estimates and projected completion dates for construction of new production facilities may change significantly as the projects progress. In addition, our projects will entail significant construction risks, including shortages of materials or skilled labor, unforeseen environmental or engineering problems, weather interferences and unanticipated cost increases, any of which could have a material adverse effect on the projects and could delay their scheduled openings. A delay in scheduled openings of production facilities will delay our receipt of sales revenues from such facilities, which, when coupled with the increased costs and expenses of our expansion, could cause a decline in our profits.

Our plans to finance, develop, and expand our production facilities will be subject to many risks inherent in the rapid expansion of a high growth business enterprise, including unanticipated design, construction, regulatory and operating problems, and the significant risks commonly associated with implementing a marketing strategy in changing and expanding markets. These projects may not become operational within their estimated time frames and budgets as projected at the time we enter into a particular agreement, or at all. In addition, we may develop projects as joint ventures in an effort to reduce our financial commitment to individual projects. The significant expenditures required to expand our production plants may not ultimately result in increased profits.

When our future expansion projects become operational, we will be required to add and train personnel, expand our management information systems and control expenses. If we do not successfully address our increased management needs or are otherwise unable to manage our growth effectively, our operating results could be materially and adversely affected.

Our products may not achieve market acceptance.

We are currently selling our products principally in Eastern, Central and Southern China.  Achieving market acceptance for our products, particularly in new markets, will require substantial marketing efforts and the expenditure of significant funds.  There is substantial risk that any new markets may not accept or be as receptive to our products.  In addition, we intend to market our products as premium and super-premium quality products and to adopt a corresponding pricing model, which may not be accepted in new or existing markets.  Market acceptance of our current and proposed products will depend, in large part, upon our ability to inform potential customers that the distinctive characteristics of our products make them superior to competitive products and justify their pricing.  Our current and proposed products may not be accepted by consumers or able to compete effectively against other premium or non-premium products. Lack of market acceptance would limit our revenues and profitability.

The recent global economic and financial market crisis could significantly impact our financial condition.

Current global economic conditions could have a negative effect on our business and results of operations. Economic activity in China, United States and throughout much of the world has undergone a sudden, sharp economic downturn following the recent housing downturn and subprime lending collapse in both the United States and Europe.  Market disruptions have included extreme volatility in securities prices, as well as severely diminished liquidity and credit availability.  The economic crisis may adversely affect us in a variety of ways. Access to lines of credit or the capital markets may be severely restricted, which may preclude us from raising funds required for operations and to fund continued expansion.  It may be more difficult for us to complete strategic transactions with third parties. The financial and credit market turmoil could also negatively impact our suppliers and customers, which could decrease our ability to source, produce and distribute our products and could decrease demand for our products. While it is not possible to predict with certainty the duration or severity of the current disruption in financial and credit markets, if economic conditions continue to worsen, it is possible these factors could significantly impact our financial condition.

Our results of operations may be affected by fluctuations in availability and price of raw materials.

The raw materials we use are subject to price fluctuations due to various factors beyond our control, including, among other pertinent factors:

•	increasing market demand;

•	inflation;

•	severe climatic and environmental conditions;

•	commodity price fluctuations;

•	currency fluctuations; and

•	changes in governmental and agricultural regulations and programs.

For example, our raw material cost increased by approximately 20% in 2010 due to various factors, including, we believe, general economic conditions, such as inflation and fuel prices, and rising production costs.  We also expect that our raw material prices will continue to fluctuate and be affected by these factors in the future. Changes to our raw materials prices may result in increases in production and packaging costs, and we may be unable to raise the prices of our products to offset such increases in the short term or at all. As a result, our results of operations may be materially and adversely affected.

We are subject to public company reporting and other requirements for which we will incur substantial costs and our accounting and other management systems and resources may not be adequately prepared.

We incur significant legal, accounting, insurance and other expenses as a result of being a public company.  For example, laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, or SOX, and rules related to corporate governance and other matters subsequently adopted by the U.S. Securities and Exchange Commission, or the SEC, result in substantial costs to us, including legal and accounting costs, and may divert our management’s attention from other matters that are important to our business.  Compliance with Section 404 of SOX requires that our management annually assess the effectiveness of our internal control over financial reporting.

During the course of auditing our consolidated financial statements for the years ended June 30, 2009 and 2010, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in AU 325, Communicating Internal Control Related Matters Identified in an Audit, of the AICPA Professional Standards.  A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.  A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.  A “deficiency” in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

The material weakness identified relates to a lack of sufficient accounting personnel to review the outputs from our finance function on a timely basis due to the additional demands of producing financial information to fulfill our public reporting requirements and lack of sufficient accounting personnel with appropriate technical expertise in U.S. GAAP.

We are taking steps to improve our internal control over financial reporting and disclosure controls, including (1) increasing resources so we have the appropriate levels of experience and technical expertise in U.S. GAAP, (2) providing additional accounting and financial reporting trainings for our existing personnel and (3) standardizing our accounting systems by introducing additional monitoring programs and control procedures.

However, the implementation of these initiatives may not fully address the material weakness  in our internal control over financial reporting.  Our failure to cure the material weakness and significant deficiency or our failure to discover and address any other weaknesses or deficiencies may result in inaccuracies in our financial statements in accordance with U.S. GAAP or delay in preparing our financial statements.

Currently, none of our employees, including our Chief Financial Officer, who is responsible for preparing and supervising the preparation of our financial statements, have any formal training in U.S. GAAP and SEC rules and regulations.  Therefore, there is a risk that our current or future financial statements may not be properly prepared in accordance with U.S. GAAP or that our current or future disclosures are not in compliance with SEC rules and regulations.  We are planning to hire the financial experts with US GAAP knowledge in the near future.

We significantly depend on our management team.

Chuanhong Xie, our executive officer, who holds multiple executive positions is responsible for an important aspect of our operations. In addition, we rely on management and senior personnel to ensure that our sourcing, production, sales, distribution and other business functions are effective. Losing the services of our executive officer or key personnel could be detrimental to our operations. We do not have key-man life insurance for our executive officer or any other employees.

Investors may not be able to enforce judgments entered by United States courts against certain of our officers and directors.

We are incorporated in the State of Nevada.  However, a majority of our directors and executive officers, and certain of our principal shareholders, live outside of the U.S., principally in China. As a result, you may not be able to effect service of process upon those persons within the U.S. or enforce against those persons judgments obtained in U.S. courts.

We face substantial competition in connection with the marketing and sale of our products.

Our products compete with other premium quality brands as well as less expensive, non-premium brands. Our products face competition from non-premium producers distributing in our marketing area and other producers packaging their products in our marketing area. Many of our competitors are well established, have greater financial, marketing, personnel and other resources, have more established distribution channels into major markets, and have products that have gained wide customer acceptance in the marketplace. Our largest competitors are multinational companies and companies owned by the government of China.  The greater financial resources of such competitors will permit them to procure a large amount of raw material at a volume discount and to implement extensive marketing  and promotional programs, both generally and in direct response to advertising efforts by us. The aluminum foil industry in China is also characterized by the introduction of new products, accompanied by substantial promotional campaigns. We may be unable to compete successfully or our competitors may develop products that have superior qualities or gain wider market acceptance than ours.

Doing business in China involves various political and economic risks.

We conduct substantially all of our operations and generate significant amount of our revenue in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including:

•	the higher level of government involvement and regulation;

•	the early stage of development of the market-oriented sector of the economy;

•	the rapid growth rate;

•	the higher level of control over foreign exchange; and

•	government control over the allocation of many resources.

As China’s economy has been transitioning from a planned economy to a more market-oriented economy, the government of China has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall economy of China, they may also have a negative effect on us.

Although the government of China has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.  Any adverse change in the economic conditions or government conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of consumer spending in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects.

Extensive regulation of our industry in China could increase our expenses resulting in reduced profits.

We are subject to extensive regulation by China’s National Development and Reform Committee Ministry, and by other provincial and local authorities in jurisdictions in which our products are processed or sold, regarding the processing, packaging, storage, distribution and labeling of our products.  Other applicable laws and regulations governing our products may include nutritional labeling and serving size requirements. Our processing facilities and products are subject to periodic inspection by national, provincial and local authorities. We believe that we are currently in substantial compliance with all material governmental laws and regulations and maintain all material permits and licenses relating to our operations. Nevertheless, we may fall out of substantial compliance with current laws and regulations or may be unable to comply with any future laws and regulations. To the extent that new regulations are adopted, we will be required, possibly at considerable expense, to adjust our activities in order to comply with such regulations. Our failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, operations and finances.

Regulations affecting acquisitions of PRC companies by foreign entities may make it more difficult for us to complete acquisitions and grow our business.

In 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a public notice, known as “Circular 75,” concerning the application of foreign exchange regulations to mergers and acquisitions involving foreign investment in China.  Among other things, the public notice provides that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities.  Under Circular 75, if an acquisition of a PRC company by an offshore company controlled by PRC residents occurred prior to the issuance of Circular 75, certain PRC residents were required to submit a registration form to the local SAFE branch to register their ownership interests in the offshore company before March 31, 2006.  Such PRC residents must also amend the registration form if there is a material event affecting the offshore company, such as, among other things, a change to the company’s share capital, a transfer of shares, or if the company is involved in a merger, an acquisition or a spin-off transaction or uses its assets in China to guarantee offshore obligations.

As there is still significant uncertainty in China regarding the interpretation and implementation of Circular 75, we cannot predict how these regulations will affect our future acquisition strategy and business operations. For example, if we decide to acquire additional PRC companies, we or the owners of such companies may not be able to complete the filings and registrations, if any, required by the SAFE notices. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In addition, in 2006 six PRC regulatory authorities, including the PRC Ministry of Commerce and the PRC Securities Regulatory Commission, jointly promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rules. The New M&A Rules establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including, in some circumstances, advance notice to the Ministry of Commerce of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Compliance with the New M&A Rules, and any related approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The PRC government’s recent measures to curb inflation rates could adversely affect future results of operations.

China has faced rising inflation in recent years. The government of China undertook various measures to alleviate the effects of inflation, especially with respect to key commodities.  In January 2008, the PRC National Development and Reform Commission announced national price controls on various products.  Similarly, the government of China may conclude that the prices of our products are too high and may institute price controls that would limit our ability to set prices for our products as we might wish.  The government of China has also encouraged local governments to institute price controls on similar products.  Such price controls could adversely affect our future results of operations and, accordingly, the price of our common stock.

The PRC currency is not a freely convertible currency, which could limit our ability to obtain sufficient foreign currency to support our business operations in the future.

The PRC currency, the “Renminbi” or “RMB,” is not freely convertible into other foreign currencies, and we receive substantially all of our revenues in Renminbi. We rely on the PRC government’s foreign currency conversion policies, which may change at any time, in regard to our currency exchange needs. In China, the government has control over Renminbi reserves through, among other things, direct regulation of the conversion of Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies that are required for current account transactions can be bought freely at authorized PRC banks, the proper procedural requirements prescribed by PRC law must be met. At the same time, PRC companies are also required to sell their foreign exchange earnings to authorized PRC banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the PRC government. This substantial regulation by the PRC government of foreign currency exchange may restrict our business operations and a change in any of these government policies could negatively impact our operations, which could result in a loss of profits.

In order for our China subsidiary to pay dividends to us, a conversion of Renminbi into U.S. dollars or USD is required, which, if not permitted by the PRC government, would interrupt our cash flows. Under current PRC law, the conversion of Renminbi into foreign currency for capital account transactions generally requires approval from SAFE and, in some cases, other government agencies. Government authorities may impose restrictions that could have a negative impact in the future on the conversion process and upon our ability to meet our cash needs and to pay dividends to our shareholders. Although our subsidiaries’ classification as wholly foreign-owned enterprises, or WFOEs, under PRC law permits them to declare dividends and repatriate their funds to us in the United States, any change in this status or the regulations permitting such repatriation could prevent them from doing so.  Any inability to repatriate funds to us would in turn prevent us from utilizing our PRC cash to pay creditors in U.S. dollars or other currencies or to pay dividends to our shareholders.

Fluctuations in the exchange rate between the PRC currency and the U.S. dollar could adversely affect our operating results.

The functional currency of our operations in China is the Renminbi. However, results of our operations are translated at average exchange rates into U.S. dollars for purposes of reporting results. As a result, fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. We do not currently use hedging techniques, and any hedging techniques we may use in the future may not eliminate, and may exacerbate, the effects of currency fluctuations. Thus, exchange rate fluctuations could cause our profits, and therefore our stock prices, to decline.

Under the New EIT Law, we may be classified as a “resident enterprise” of China, which would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under China’s Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, which became effective in 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes.  Under the implementing rules of the New EIT Law, de facto management means substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise.  Because the New EIT Law and its implementing rules are new, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that China Aluminum Foil, Inc. is a “resident enterprise” for PRC enterprise income tax purposes, unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” such dividends may be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.  Although we are monitoring the possibility of “resident enterprise” treatment for the 2008 and 2009 tax years and evaluating appropriate organizational changes to avoid this treatment, our efforts and evaluation may prove unsuccessful and incorrect.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to tax in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

Certain judgments obtained against us by our shareholders may not be enforceable.

The majority of our assets and business operations are located in China.  In addition, all of our directors and executive officers, some of the experts named in this prospectus and the selling shareholders reside in jurisdictions outside of the United States and substantially all of the assets of these persons are located in jurisdictions outside of the United States.  As a result, it may not be possible to effect service of process within the United States or elsewhere upon these directors, executive officers and experts, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.  For example, China does not have a treaty with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts.  As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in Chinese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise.

We do not intend to pay and may be restricted from paying dividends on our common stock.

We have never declared or paid dividends on our capital stock and we do not intend to declare dividends in the foreseeable future. We currently intend to retain future earnings to fund our continued growth. Furthermore, if we decide to pay dividends, foreign exchange and other regulations in China may restrict our ability to distribute retained earnings from China or convert those payments from Renminbi into foreign currencies.

Lack of bank deposit insurance puts our funds at risk of loss from bank foreclosures or insolvencies.

We maintain certain bank accounts in China that are not protected by any insurance. As of June 30, 2011 , Shenli held approximately RMB  8,869 thousand in bank accounts in China.   If a PRC bank holding our funds experienced insolvency, it may not permit us to withdraw our funds, which would result in a loss of such funds and reduction of our net assets.

Limited and uncertain trademark protection in China makes the ownership and use of our trademark uncertain.

We have obtained trademark registrations for the use of our trade name “中园,” Chinese, which have been registered with the PRC Trademark Bureau of the State Administration for Industry and Commerce with respect to our products.  We are able to use this trademark pursuant to a license agreement with Zhengzhou Aluminum Co. Ltd.  We believe our trademark is important to the establishment of consumer recognition of our products.  However, due to uncertainties in PRC trademark law, the protection afforded by our trademark may be less than we currently expect and may, in fact, be insufficient. Moreover, even if it is sufficient, in the event it is challenged or infringed, we may not have the financial resources to defend it against any challenge or infringement and such defense could in any event be unsuccessful. Moreover, any events or conditions that negatively impact our trademark could have a material adverse effect on our business, operations and finances.

Our lack of patent protection could permit our competitors to copy our trade secrets and formula and thus gain a competitive advantage.

We own no patents covering our products or production processes, and we expect to rely principally on know-how and the confidentiality of our formula and production processes for our products in producing competitive product lines. We are licensed to use nine patents pursuant to a license agreement with Zhengzhou Aluminum Co., Ltd.. Any breach of confidentiality by our executives or employees having access to our formula and production processes could result in our competitors gaining access to such formula or production processes. The ensuing competitive disadvantage could reduce our revenues and our profits.

One of our shareholders owns a significant percentage of our stock and will be able to exercise significant influence over our affairs.

Congfu Li, our Chairman, beneficially owned approximately 32% of our common stock as of October 12, 2011.  Our executive officers and directors as a group beneficially owned approximately 53% of our common stock as of October 12, 2011.  Consequently, these individuals will likely be able to determine the composition of our board of directors, retain the voting power to approve certain matters requiring shareholder approval and continue to have significant influence over our operations.  The interests of these shareholders may be different than the interests of other shareholders on these matters.  This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.

Failure to comply with the U.S. Foreign Corrupt Practices Act and Chinese anti-corruption laws could subject us to penalties and other adverse consequences.

Our executive officers, employees and other agents may violate applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us. The PRC also strictly prohibits bribery of government officials. However, corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC.

While we intend to implement measures to ensure compliance with the FCPA and China’s anti-corruption laws by all individuals involved with our company, our employees or other agents may engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or our stock price could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees or other agents.

RISKS RELATED TO THE VIE AGREEMENTS

The PRC government may determine that the VIE Agreements are not in compliance with applicable PRC laws, rules and regulations.

Shentong Investment manages and operates our aluminum foil production business through Shenli pursuant to the rights it holds under the VIE Agreements. Almost all economic benefits and risks arising from Shenli ’s operations are transferred to Shentong Investment under these agreements. Details of the VIE Agreements are set out in “BUSINESS — Organization”.

There are risks involved with the operation of our business in reliance on the VIE Agreements, including the risk that the VIE Agreements may be determined by PRC regulators or courts to be unenforceable. Our PRC counsel has provided a legal opinion that the VIE Agreements are binding and enforceable under PRC law, but has further advised that if the VIE Agreements were for any reason determined to be in breach of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

•	imposing economic penalties;

•	discontinuing or restricting the operations of Shenli or Shentong Investment;

•	imposing conditions or requirements in respect of the VIE Agreements with which Shenli or Shentong Investment may not be able to comply;

•	requiring our company to restructure the relevant ownership structure or operations;

•	taking other regulatory or enforcement actions that could adversely affect our company’s business; and

•	revoking the business licenses and/or the licenses or certificates of Shentong Investment, and/or voiding the VIE Agreements.

Any of these actions could adversely affect our ability to manage, operate and gain the financial benefits of Shenli , which would have a material adverse impact on our business, financial condition and results of operations.

Our ability to manage and operate Shenli under the VIE Agreements may not be as effective as direct ownership.

We conduct our aluminum foil production business in the PRC and generate virtually all of our revenues through the VIE Agreements. Our plans for future growth are based substantially on growing the operations of Shenli . However, the VIE Agreements may not be as effective in providing us with control over Shenli as direct ownership. Under the current VIE arrangements, as a legal matter, if Shenli fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) reply on legal remedies under PRC law, which we cannot be sure would be effective. Therefore, if we are unable to effectively control Shenli , it may have an adverse effect on our ability to achieve our business objectives and grow our revenues.

As the VIE Agreements are governed by PRC law, we would be required to rely on PRC law to enforce our rights and remedies under them; PRC law may not provide us with the same rights and remedies as are available in contractual disputes governed by the law of other jurisdictions.

The VIE Agreements are governed by the PRC law and provide for the resolution of disputes through arbitral proceedings pursuant to PRC law. If Shenli or its shareholder fail to perform the obligations under the VIE Agreements, we would be required to resort to legal remedies available under PRC law, including seeking specific performance or injunctive relief, or claiming damages. We cannot be sure that such remedies would provide us with effective means of causing Shenli to meet its obligations, or recovering any losses or damages as a result of non-performance. Further, the legal environment in China is not as developed as in other jurisdictions. Uncertainties in the application of various laws, rules, regulations or policies in the PRC legal system could limit our liability to enforce the VIE Agreements and protect our interests.

The payment arrangement under the VIE Agreements may be challenged by the PRC tax authorities.

Pursuant to our VIE agreements, all net profits of Shenli shall be used to pay management fees to Shentong Investment. Adverse tax consequences may arise if the PRC tax authorities determine that these payment arrangements were not entered into based on arm’s length negotiations. For example, PRC tax authorities may adjust our income and expenses for PRC tax purposes, which could result in us being subject to higher tax liability or cause other adverse financial consequences. Furthermore, the actual payment of the management fees to Shentong Investment may give rise to further PRC business tax and income tax obligations on the part of Shentong Investment.

The controlling shareholder of Shenli may have potential conflicts of interest with our company that may adversely affect our business.

Congfu Li is our chairman of the board, and is also the largest shareholder of Zhengzhou Aluminum Co., Ltd, the sole shareholder of Shenli . Conflicts could arise from time to time between our interests and the interests of Mr. Li.  Conflicts could also arise between us and Shenli that would require our shareholders and Shenli’s shareholders to vote on corporate actions necessary to resolve the conflict. There can be no assurance in any such circumstances that Mr. Li will vote his shares in our best interest or otherwise act in the best interests of our company. If Mr. Li fails to act in our best interests, our operating performance and future growth could be adversely affected.

We rely on the approval certificates and business license held by Shenli and any deterioration of the relationship between Shentong Investment and Shenli could materially and adversely affect our business operations.

We operate our aluminum foil production business in China on the basis of the approval certificates, business license and other requisite licenses held by Shentong Investment and Shenli . There is no assurance that Shentong Investment and Shenli will be able to renew their licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

Further, our relationship with Shenli is governed by the VIE Agreements, which are intended to provide us with effective control over the business operations of Shenli . However, the VIE Agreements may not be effective in providing control over the application for and maintenance of the licenses required for our business operations. Shenli could violate the VIE Agreements, become insolvent, suffer from difficulties in its business or otherwise become unable to perform its obligations under the VIE Agreements and, as a result, our operations, reputations and business could be materially harmed.

FORWARD-LOOKING STATEMENTS

Many statements made in this prospectus contain forward-looking statements that reflect our current expectations and views of future events. These statements include, but are not limited to, statements about our plans, objectives, expectations, strategies, intentions or other characterizations of future events or circumstances and are generally identified by the words “may,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “could,” “would,” and similar expressions.  Because these forward-looking statements are subject to a number of risks and uncertainties, our actual results could differ materially from those expressed or implied by these forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, those discussed under the heading “Risk Factors” and in other documents we file from time to time with the Securities and Exchange Commission, or the SEC.  All forward-looking statements included in this prospectus are based on information available to us on the date hereof.  You should not rely upon forward-looking statements as predictions of future events.  The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus.  Except as required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling shareholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling shareholders.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is not traded on any exchange. We intend to engage a market maker to apply to have our common stock quoted on the OTC Bulletin Board once our shareholders have free trading shares; however, there is no guarantee that we will obtain a listing.

There is currently no trading market for our common stock and there is no assurance that a regular trading market will ever develop. OTC Bulletin Board securities are not listed and traded on the floor of an organized national or regional stock exchange. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting dealers. OTC Bulletin Board issuers are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

To have our common stock listed on any of the public trading markets, including the OTC Bulletin Board, we will require a market maker to sponsor our securities. We have not yet engaged any market maker to sponsor our securities and there is no guarantee that our securities will meet the requirements for quotation or that our securities will be accepted for listing on the OTC Bulletin Board. This could prevent us from developing a trading market for our common stock.

On October 12, 2011,  there were 10,201,011 shares of our common stock issued and outstanding that were held by approximately 41 shareholders of record.

DIVIDEND POLICY

We have not declared or paid any dividends on our common stock and presently do not expect to declare or pay any such dividends in the foreseeable future.  Payment of dividends to our shareholders would require payment of dividends by our PRC subsidiaries to us.  This, in turn, would require a conversion of Renminbi into US dollars and repatriation of funds to the US.  Under current PRC law, the conversion of Renminbi into foreign currency for capital account transactions generally requires approval from SAFE and, in some cases, other government agencies.  Government authorities may impose restrictions that could have a negative impact in the future on the conversion process and upon our ability to meet our cash needs, and to pay dividends to our shareholders.  Although our subsidiaries’ classification as WFOEs under PRC law permits them to declare dividends and repatriate their funds to us in the United States, any change in this status or the regulations permitting such repatriation could prevent them from doing so.  Any inability to repatriate funds to us would in turn prevent payments of dividends to our shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Zhengzhou Shenli Aluminum Foil Co., Ltd. or Shenli ” or the VIE was originally formed on Feb 4, 2008.  We are a manufacturer of aluminum foil products in central China. Demand for our aluminum foil is driven primarily by spending in the consumer products and electrical manufacturing industries. We have benefited from continued improvement of living standards among Chinese consumers and strong growth of aluminum foil usage as the PRC has rapidly urbanized.

Our principal business is the production of aluminum foil ranging from 0.005mm to 0.08mm in thickness. We operate one aluminum production line, which has an annual capacity of approximately 20,000 MT.  Our products are tailor-made to customers’ individual requirements.  China Aluminum Foil’s products are further processed by downstream manufacturers and incorporated into a wide variety of end products including, among others, home appliances, kitchen supplies, packaging, and specialized construction materials. Our facilities and head office are located in Zhengzhou of Henan Province.

On September 2, 2010, Congfu Li acquired a total of 99,000 shares of AJ Acquisition Corp. V, Inc., (the “Company”) from Gregg Jaclin and Richard Anslow, in a private transaction for total consideration of $40,000. After the acquisition, Mr. Li owned 99% of the issued and outstanding stock of the AJ Acquisition Corp. V, Inc.

On November 8, 2010, we completed a reverse acquisition transaction through a share exchange with Lucky Express Limited (hereafter referred to as “Lucky Express”), a Hong Kong entity established on April 22, 2010, and its shareholders, whereby we acquired 100% of the issued and outstanding capital stock of Lucky Express in exchange for 10,000,000 shares of our Common Stock which constituted 99% of our issued and outstanding common stock  immediately after the consummation of the reverse acquisition.

As a result of the reverse acquisition, Lucky Express became our wholly-owned subsidiary and the former stockholders of Lucky Express became our controlling stockholders. The share exchange transaction with Lucky Express and the Shareholders was treated as a reverse acquisition for accounting and financial reporting purposes, with Lucky Express as the acquirer and us as the acquired party.  After the reverse acquisition, we changed our name to China Aluminum Foil, Inc. By virtue of our ownership of Lucky Express, we also own Zhengzhou Shentong Investment Consulting Co., Ltd. or Shentong Investment, which is a wholly owned foreign subsidiary of Lucky Express that effectively and substantially controls Shenli , through a series of captive agreements known as variable interest agreements or the VIE Agreements with Shentong Investment.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations in China primarily through our wholly owned subsidiary Shentong Investment and Zhengzhou Shenli Aluminum Foil Co., Ltd. (“Shenli”). Shenli is controlled by us through a series of contractual arrangements between Shentong Investment and Shenli and Zhengzhou Aluminum Co., Ltd., the sole shareholder of Shenli (the “ Shenli Shareholder”). For a description of these contractual arrangements, please see Business-Organization.

However, this management control over Shenli through contracts may not be as effective in providing operational control as direct ownership. If Shenli or Zhengzhou Aluminum Foil Co., Ltd . fails to perform its respective obligations under these contractual arrangements, we may incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC laws , including seeking specific performance, injunctive relief or/and claiming damages, which may not be effective.

Pursuant to the contractual arrangements between Shentong Investment, Shenli and Zhengzhou Aluminum Co., Ltd., Shenli’s earnings and cash are used to pay consulting service fees in RMB to Shentong Investment in the manner and amount set forth in these agreements. After deducting the withholding taxes applicable to Shentong Investment ‘s revenue and earnings, making appropriations for its statutory reserve requirement (see ‘Liquidity and Capital Resources’) and retaining any profits from accumulated profits, the remaining net profits of Shentong Investment would be available for distribution to its sole shareholder, Lucky Express (China) Ltd. and from Lucky Express to us.

Certain shareholders of ours are also directors and executive officers of our VIE. PRC laws provide that a director or certain members of senior management owes a fiduciary duty to the company he/ she directs or manages. These individuals must therefore act in good faith and in the best interests of the relevant VIE and must not use their respective positions for personal gains . These laws do not require them to consider our best interests when making decisions as a director or member of management of the relevant VIE. Conflicts may arise between these individuals’ fiduciary duties as director and officer of the VIE and our company.

We cannot assure you that when conflicts of interest arise, these individuals will act in the best interest of our company or that conflicts of interest will be resolved in our favor. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company and a conflict could result in these individuals as directors and officers of our company violating fiduciary duties to us. In addition, these individuals may breach or cause our VIE to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our VIE and receive economic benefits from them. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business, and there would be substantial uncertainty as to the outcome of any such legal proceedings.

Critical Accounting Policies

 The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries and its VIE, Shenli . All significant inter-company transactions and balances have been eliminated in consolidation.

Through the contractual arrangements as described in Business-Organization, the Company’s wholly owned subsidiary, Shentong Investment, controls the critical and significant transactions of Shenli , including its operating activities, investing activities, financing activities and equity changes and is deemed the primary beneficiary of the VIE - Shenli . Accordingly, the results of Shenli have been included in the accompanying consolidated financial statements for the years ended June 30, 2011 , 2010 and 2009. The Company does not control Zhengzhou Aluminum Co., Ltd. either by equity interest or through any contractual arrangements, therefore the financial statements of Zhengzhou Aluminum Co., Ltd. is not included in the Company's consolidated financial statements.

Basis of preparation

The accompanying consolidated financial statements reflect the financial position, results of operations and cash flows of the Company and all of its wholly owned subsidiary and its VIE as of June 30, 2011 and 2010 , and for the years ended June 30, 2011 and 2010 , and have been prepared in accordance with U.S. Generally Accepted Accounting Principles or US GAAP.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries and its VIE, Shenli . All significant inter-company transactions and balances have been eliminated in consolidation.

Because of the contractual arrangements as described in Business-Organization, which assigned all of Shenli ‘s equity owners’ rights and obligations to Shentong Investment, resulting in the equity owners lacking the ability to make decisions that have a significant effect on Shenli’s operations and because of the Shentong Investment’s ability to extract the profits from the operation of Shenli and assume Shenli’s residual benefits, Shentong Investment becomes the primary beneficiary of Shenli .  Accordingly, the results of Shenli have been included in the accompanying consolidated financial statements for the years ended June 30, 2011 and 2010 .

Use of Estimates

In preparing financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those estimates.

Fair Value of Financial Instruments

ASC 820 “Fair Value Measurements and Disclosures”, adopted January 1, 2008, defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for current receivables and payables qualify as financial instruments. Management concluded that the carrying values are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and, if applicable, their stated interest rates approximate current rates available. The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.

•
Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value. It is management’s opinion that as of June 30, 2011 and 2010, the estimated fair values of the financial instruments were not materially different from their carrying values as presented on the balance sheets. This is attributed to the short maturities of the instruments and that interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturities and risk profiles at respective balance sheet dates.

Revenue Recognition

We derived revenues from sales of aluminum foils products, aluminum ingots and providing processing services. We recognize sales in accordance with the SEC Staff Accounting Bulletin or SAB No. 101, “Revenue Recognition in Financial Statements” and SAB No. 104, “Revenue Recognition.” We recognize revenue when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services were rendered, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

•
Growth in the Chinese Economy — We operate our facilities in China and derive significant portion of our revenues from sales to customers in China. Economic conditions in China, therefore, affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. China has experienced significant economic growth, achieving a compound annual growth rate of approximately 10% in real gross domestic product from 1996 through 2010. (World Economic Outlook (April 2011) through International Monetary Fund Data Mapper). China is expected to experience continued growth in all areas of investment and consumption, even in the face of a global economic recession. However, China has not been entirely immune to the global economic slowdown and is experiencing a slowing of its growth rate.

•
Supply and Demand in the Aluminum Market — We are subject to macroeconomic factors dictating the supply and demand of aluminum and aluminum foil in the PRC. Bauxite and aluminum prices have been volatile in the past, and while they have stabilized since the first quarter of 2009, our revenues and earnings could be dramatically affected by increases and decreases in bauxite and aluminum costs.

•
Production Capacity — In order to capture the market share and take advantage of the demand for our products, we have expanded and wish to continue to expand our production capacity. Increased capacity has had a significant effect on our ability to increase revenues and net income through increased product sales. We have signed an operating lease for a newly constructed 15,000 MT aluminum foil plant adjacent to our current facilities. If we successfully expand our production capacity, we should be able to gain new customers in new markets.

•
Our Product Mix — Our gross margin is affected by our product mix. We produce and sell products according to customer orders.  In general, we receive higher profit margins on our thinner products than we receive on our thicker products.  We therefore strive to allocate our capacity to the highest margin product mix possible for a given output tonnage by focusing our product mix on thinner products where possible

Results of Operations

Comparison of the operation results for the years ended June 30, 2011, 2010 and 2009

The following table sets forth key components of our results of operations during the years ended June 30, 2011, 2010 and 2009 , both in dollars and as a percentage of the sales revenue.

	For the years ended
	Jun-30-2011		Jun-30-2010		Jun-30-2009
	(Audited)%		(Audited)%		(Audited)%
Sales revenue	$80,122,730	100%	$44,133,557	100%	$17,053,296	100%
Cost of revenue	75,667,105	94%	42,001,203	95%	18,002,345	106%
Gross profit	4,455,625	6%	2,132,354	5%	(949,049)	-6%

Operating expenses
Selling expenses	123,633	0%	397,170	1%	149,515	1%
General and administrative expenses	670,863	1%	580,494	1%	330,135	2%
Total operating expenses	794,496	1%	977,664	2%	479,650	3%

Income (loss) from operations	3,661,129	5%	1,154,690	3%	(1,428,699)	-8%
Income (loss) before income tax	3,656,748	5%	1,150,321	3%	(1,428,033)	-8%
Net Income (loss)	$2,959,609	4%	$1,150,321	3%	$(1,428,033)	-8%

Revenue

Revenue for each product line, together with percentage contribution of each product line and their change analysis are summarized as follows:

	For the years ended
	30-Jun-11	% of total revenue	30-Jun-10	% of total revenue	30-Jun-09	% of total revenue
Aluminum foil	$47,428,365	59%	21,503,569	49%	14,511,163	85%
Aluminum alloy	25,642,425	32%	18,498,159	42%	-	0%
Aluminum waste	5,249,502	7%	3,716,284	8%	2,370,464	14%
Aluminum foil stock	1,020,338	1%	25,039	0%	2,245	0%
Other revenue	782,100	1%	390,506	1%	169,423	1%
Total revenue	$80,122,730		44,133,557		17,053,295

	Change Analysis
	2011 vs. 2010		2010 vs. 2009		2011 vs. 2009
	Amount	%	Amount	%	Amount	%
Aluminum foil	$25,924,796	121%	6,992,406	48%	32,917,202	227%
Aluminum alloy	7,144,266	39%	18,498,159		25,642,425	-
Aluminum waste	1,533,218	41%	1,345,820	57%	2,879,038	121%
Aluminum foil stock	995,299	3975%	22,794	1015%	1,018,093	45349%
Other revenue	391,594	100%	221,083	130%	612,677	362%
Total revenue	$35,989,173	82%	27,080,262	159%	63,069,435	370%

Aluminum foil represents revenue generated from sale of the aluminum foil. Revenue generated from sale of aluminum alloy represents businesses where the Company buys aluminum alloy from third parties and then sells them at higher prices . Aluminum waste is material residuals from the Company’s manufacturing process and can be reused as raw material for producing aluminum foil.  Most of the sale of aluminum waste is to Zhengzhou Aluminum. The selling price of aluminum waste is equivalent to the market price for the aluminum foil raw material. Revenue generated from sale of foil stock represents an accidental business line to our overall business. Foil stock is the immediate preceding material before it is further reduced to aluminum foil in various thicknesses . Other revenue mainly includes revenue of processing fees charged to our customers who needed their materials processed at our manufacturing plants.

For the year ended June 30 , 2011, our revenue increased by 82 % to $80.1 million  compared with the revenue of $44.1 million for the year ended June 30, 2010. As compared with the year ended June 30, 2009, revenue increased by 370% or $63 million for the year ended June 30, 2011.

 Revenue generated from sale of aluminum foil increased more than $25.9 million, or 121%, for the year ended June 30, 2011  as compared  to the results for the year ended June 30, 2010; In addition, as compared to the year ended June 30, 2009, same revenue for the year ended June 30, 2011 increased more than $32.9 million, or 227%. The increase was primarily driven by increase in sale tonnage of aluminum foil as the result of external market improvement and our increased sales efforts. For the year ended June 30 , 2011, sale tonnage of manufactured aluminum foil increased 73 % from 8,214 MT during the year ended June 30 , 2010 to 14,173 MT during the same period of 2011 and increased 171% from 5,233 MT for the year ended June 30, 2009.

The average selling price of aluminum foil, which was denominated in RMB, also increased 8% during the year ended June 30, 2011 compared with the same period in year 2010 and 1.5% compared with the year ended June 30, 2009. Lastly , the total revenue from sale of aluminum foil was further positively affected by a 2.7% increase in the value of RMB against USD as revenue was translated from RMB to USD for the year ended June 30, 2011 compared with the year ended June 30, 2010; and by  a 3.2% increase compared with the year ended June 30, 2009.

Revenue generated from the sale of aluminum alloy, which was started during the year ended June 30, 2010 ,  increased more than $ 7.1 million, or 39%, for the year ended June 30 , 2011 compared with the same period ended June 30 , 2010. The increase was primarily driven by increase in sale tonnage as the result of our increased efforts to develop this business line. For the year ended June 30 , 2011, sale tonnage of aluminum alloy increased 32% from 9,718 MT in the year ended June 30 , 2010 to 12,856 MT in the year ended June 30, 2011. At the same time, selling price of aluminum alloy, which was denominated in RMB, also increased 2% due to the same increase in the prevailing market rate for aluminum alloy. Again, the overall increase of revenue from sale of aluminum alloy was also affected by the 2.7 % increase in the value of RMB against USD during the period.

Revenue from the sale of aluminum waste for the year ended June 30 , 2011 increased 41 % compared with the same period ended June 30, 2010 and 121% compared with the year ended June 30, 2009. The increase of the year ended June 30, 2011 compared with the year ended June 30, 2010 was primarily attributable to the following factors: an sincrease in sales tonnage of 20% and an 11 % increase in our average selling prices for the same comparison period.

Sale of foil stock started in September 2009 and increased significantly for the year ended June 30, 2011. Due to the low gross profit margin nature of the sale of foil stock, this business is not intended to be our business focus in the future.

As described elsewhere herein, our Chinese VIE, the main operating company, Shenli’s functional currency is the Chinese Renminbi . We have no sales that are directly denominated in U.S. dollars . Sales to the overseas markets are dealt with through the sales to Zhengzhou Aluminum, which then sells products overseas.

The sale prices of our transactions with Zhengzhou Aluminum Co., Ltd. are denominated in Chinese Yuan and are based on prevailing domestic RMB market rates of aluminum foil. Gain or loss from currency fluctuation  is completely absorbed by Zhengzhou Aluminum.

Foreign currency translation adjustment.

For the year ended June 30 , 2011, we reported an unrealized gain on foreign currency translation of $ 805,505 compared with $ 15,176 for the year ended June 30, 2010 , which reflected the effect of the value of U.S. dollars in relation to RMB. These gains are non-cash items.

The accompanying financial statements have been translated and presented in U.S. dollars using related period end exchange rates for assets and liabilities, and the average exchange rates for the relevant periods for net revenues, costs, and expenses. Net gains resulting from foreign exchange transactions, if any, are included in the statements of income and do not have a significant impact on our financial statements.

The sale prices of our transactions with Zhengzhou Aluminum Co., Ltd are denominated in Chinese Yuan  and are based on domestic prevailing market rate for aluminum foil.  Gain or loss from currency fluctuation is completely absorbed by Zhengzhou Aluminum.

 The accompanying financial statements have been translated and presented in U.S. dollars using period end rates of exchange for assets and liabilities, and average rates of exchange for the period for net revenues, costs, and expenses.  Net gains resulting from foreign exchange transactions, if any, are included in the statements of income and do not have a significant effect on our financial statements

Cost of Goods Sold

 The following table summarizes the composition of the cost of goods sold with each component’s percentage of the total cost of goods sold.

	For the years ended June 30
	2011	% of total cost	2010	% of total cost	2009	% of total cost
Manufacturing overhead	$4,460,265	6%	2,963,613	7%	2,968,062	16%
Raw material for
Aluminum foil	39,669,202	53%	16,866,913	40%	12,487,197	69%
Aluminum alloy	25,275,573	33%	18,383,872	44%
Aluminum waste	5,249,504	7%	3,716,284	9%	2,547,086	14%
Aluminum foil stock	1,012,561	1%	70,521	0%
Total cost of revenue	$75,667,105	100%	42,001,203	100%	18,002,345	100%
As a percentage of revenue		94%		95%		106%

	Change Analysis
	2011 vs. 2010		2010 vs. 2009		2011 vs. 2009
	Amount	%	Amount	%	Amount	%
Manufacturing overhead	1,496,652	51%	(4,449)	-0.1%	1,492,203	50%
Raw material for
Aluminum foil	22,802,289	135%	4,379,716	35.1%	27,182,005	218%
Aluminum alloy	6,891,701	37%	18,383,872		25,275,573
Aluminum waste	1,533,220	41%	1,169,198	45.9%	2,702,418	106%
Aluminum foil stock	942,040	1336%	70,521		1,012,561
Total cost of revenue	33,665,902	80%	23,998,858	133%	57,664,760	320%

Manufacturing costs include depreciation of manufacturing plant and equipment, repair and maintenance costs, packaging costs and other manufacturing overhead.

Total cost of revenue increased $ 33.7 million, or 80%, in the year ended June 30 , 2011 compared with the year ended June 30, 2010. The increase was mainly attributable to the increase in purchase volume for raw materials as the result of increased sales volume. In addition, the average purchase price per ton for aluminum foil raw materials   increased 4% during the year ended June 30 , 2011 compared with the year ended June 30 , 2010. The average purchase price per ton for aluminum alloy increased 1% during the year ended June 30 , 2011 as compared with the year ended June 30 , 2010.

The spread between the aluminum material purchase price and aluminum foil sale price we charged to our customers fluctuated over the past two years, mainly driven by economic condition and market supplies and demands.  The graph below shows the (unaudited) average aluminum purchase price and aluminum foil sale price we experienced in the marketplace since July 2008:

Aluminum foil sales prices fell 30.4% from a high of RMB 22,265 (approximately $3,266) per metric ton in July of 2008 to a low of RMB 15,504 (approximately $2,280) per metric ton in March of 2009. Our average purchase price for aluminum reached a peak in July 2008 at RMB 18,122 (approximately $2,658) per metric ton and fell to a low of RMB 11,824 (approximately $1,739) per metric ton in January of 2009, a decline of 34.8%. Throughout this period of intense volatility we were able to maintain a positive spread of minimum RMB 2,168 (approximately $319) per metric ton between material purchase price and aluminum foil sales price. We anticipate that the spread always stays positive so that aluminum foil manufacturers have economic incentive to continue their operations.

Manufacturing overhead increased 51%, or $ 1.5 million , during the year ended June 30 , 2011 compared with the year ended June 30 , 2010. The increase was the result of increased packaging costs due to the increased proportion of the sales to Zhengzhou Aluminum Co., Ltd. in the Company’s total sales, from 27 % in the year ended June 30 , 2010 to 38 % in the year ended June 30 , 2011. Sales to Zhengzhou Aluminum Co., Ltd., which then exports the products overseas, require the Company to adopt a packaging method fit for overseas shipment at increased cost to the Company.

Our purchases of raw materials were made in China, and thus costs of goods sold were predominately denominated in RMB. On translating the financial statements from RMB to USD values , the overall increase of cost of goods sold was also affected by the 2.7 % increase in the value of RMB against USD during the period.

Gross Profit and Gross Margin

	For the years ended June 30			Change analysis
	2011	2010	2009	2011 vs. 2010
	(Audited)	(Audited)	(Audited)	Amount %
Gross profit (loss)	4,455,625	2,132,354	(949,049)	2,323,271	109%
As % of revenue	5.56%	4.83%	-6%

Our gross profit increased by $2.3 million, or 109%, for the year ended June 30 , 2011 as compared with the results of the year ended June 30, 2010. Gross margin increased from 4.83 % for the year ended June 30, 2010 to 5.56% for the year ended June 30, 2011. The increase in gross margin was primarily due to decreased overhead per unit as a result of the increased production output during the year ended June 30, 2011.

Gross margin percentages by the Company’s major product lines are as follows:

	For the year ended June 30
	2011	2010	2009
Aluminum foil	6.96%	7.78%	14%
Aluminum alloy	1.43%	0.62%	-
Overall gross profit %	5.56%	4.83%	-6%

The decrease in gross margin for aluminum foil was primarily due to the inclusion of the revenue generated from sale of purchased aluminum foil. Purchased aluminum foil do not need further processing from the Company and are sold by adding a small profit margin on the purchase price. When ignoring the impact of the purchased aluminum foil, the gross margin for aluminum foil is 8.15%, representing a slightly improved margin as compared to that of the year 2010. The improvement is primarily due to decreased overhead per unit as a result of the increased production output during the year ended June 30, 2011. The increased gross margin for aluminum alloy was due to the 2% overall market price increase for aluminum alloy while the purchase price for aluminum alloy increased 1% during the year ended June 30, 2011 as compared to the year ended June 30, 2010.

Selling Expenses

Selling expenses consist primarily of salaries, sales commissions, delivery expenses and other expenses. During the year ended June 30 , 2011, our selling expenses decreased by $273,537 , or 69% , compared with the year ended June 30 , 2010. The decrease was mainly due to a decrease of $257,148 in delivery expenses as a result of our renegotiation of contract terms by having our customers to bear the expenses for goods delivery.

General and Administrative Expenses.

Our general and administrative expenses increased by $90,369 , or 16% , during the year ended June 30, 2011 compared with the year ended June 30 , 2010. The increase was mainly due to the increased depreciation expenses of plant and equipment as a result of added fixed assets during the year and increased repair and maintenance expenses.

Income Before Income Taxes.

Our income before income taxes increased by $2.5 million , or 218% , during the year ended June 30 , 2011 compared with the year ended June 30, 2010. The increase was due to the net effects of increased revenue,   increased gross profit margin and slightly decreased operating expenses during the year ended June 30, 2011.

Net Income

In the year ended June 30, 2011 we generated net income of $2,959,609 compared with $1,150,321 in the same period of 2010 . This increase was primarily attributable to the factors discussed above.

Liquidity and Capital Resources

In accordance with China’s Company Laws, the Company’s subsidiary and VIE in China are required to make appropriations from their after-tax profit (as determined under PRC GAAP) to the statutory surplus fund, a non-distributable reserve fund prior to payment of any dividends. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits. Where there are accumulated losses brought forward from previous years, the after-tax profit is first used to compensate for the losses before the 10% appropriation can be made of the residual after-tax profit. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company. The use of the statutory surplus fund is restricted to offsetting previous accumulated losses or increasing the registered capital of the respective company.

We rely on dividends paid by our PRC subsidiary, Zhengzhou Shentong Investment Consulting Co., Ltd. and our Chinese VIE - Zhengzhou Shenli Aluminum Foil Co., Ltd. for the cash needs of China Aluminum Foil, Inc. (please see Holding Company Structure), including the funds necessary to pay any dividends and other cash distributions to our shareholders.  The payment of dividends by entities established in China is subject to limitations described above. However, we don’t believe that these limitations on the ability of our PRC subsidiary and VIE to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, or otherwise fund and conduct our business.

The flow of the earnings and cash from Shenli , our VIE and Shentong Investment, our PRC subsidiary, through our corporate structure is as follows:

• Shenli and Shentong Investment have entered into an exclusive consulting agreement, under which all net profits of Shenli shall be used to pay management fees to Shentong Investment in the manner as specified under the agreement.

• After (1) paying the business taxes and income taxes applicable to Shentong Investment's revenue and earnings, respectively, and (2) appropriating the statutory reserve as discussed above and any profits to be retained from accumulated profits, the remaining net profits of Shentong Investment will be distributable, net of applicable withholdings taxes, to its sole shareholder, Lucky Express and from Lucky Express to us, mainly through dividend distribution.

Under existing PRC foreign exchange regulations, payment of current account items, including profit distributions, can be made in foreign currencies without prior SAFE approval through certain procedural mechanisms. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches. Capital investments by enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission, or their respective competent local branches.

Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. Therefore, Shentong Investment can pay dividends in foreign currencies to us without prior approval from SAFE.

  Historically, we have financed our operations primarily through cash provided by operating activities. Our current cash and cash equivalents primarily consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China.

Our anticipated short-term and long-term liquidity requirements primarily include working capital for funding our ongoing operations. We plan to fund our future liquidity requirements from cash provided by operating activities. We currently anticipate that we will be able to meet our needs to fund our operations beyond the next twelve months with operating cash flows and existing cash balances.

As of June 30, 2011 , we had cash and cash equivalents of $1,597,711 , consisting primarily of cash on hand and demand deposits.

We believe that our current cash, cash flows provided by operating activities and  access to help from our related party will be sufficient to meet our working capital needs for at least the next 12 months. We intend to continue to carefully execute our growth plans and manage market risk.

The following table provides detailed information about our net cash flows for the year ended June 30, 2011, June 30, 2010 and June 30, 2009:

Working Capital
	At June 30
	2011	2010	2009
Current Assets	$10,524,161	$10,377,854	$2,583,869
Current Liabilities	$5,063,171	$8,580,441	$1,652,889
Working Capital	$5,460,990	$1,797,413	$930,980

Cash Flows
	For the year ended June 30,
	2011	2010	2009
Net Cash Provided By (Used In) Operating Activities	$12,405,919	$(7,233,519)	432,741
Net Cash Used In Investing Activities	$(1,309,055)	$(709,584)	(483,874)
Net Cash Provided By (Used In) Financing Activities	$(9,964,092)	$7,916,013	131,974
Effect of Exchange Rate Changes	$328,197	$52,107	27,295
Increase In Cash During The Period	$1,460,969	$25,017	108,136

Operating activities

During the year ended June 30 , 2011 we received net cash of $12,405,919 from operating activities compared with net cash used of $7,233,519 in operating activities during the year ended June 30 , 2010.

For the year ended June 30 , 2011, the net cash flow provided by operating activities was primarily due to the net income of $2,959,609 adjusted for the add-back of non-cash items of depreciation of $485,063 . In addition, changes in operating assets and liabilities such as a decrease in accounts receivable of $3.77 million, a decrease in advance to suppliers of $685,869 , an increase in inventories of $1.8 million , an increase in accounts payable of $266,773 and a decrease in related party receivable of $5,578,051 from operating activities, also affected our operating cash flows .

The decrease in our accounts receivable increased our operating cash flows and was the result of better management of our credit policy which required customers to make payments within a set payment period. Our account receivable age remained at one or two months long.

The decrease in advance to suppliers of $685,869 was caused by the timing difference of several large advance payments paid in June 2010 for purchase of raw materials . These advance payments were subsequently cancelled out when the related goods were received in the following month. As of June 30 , 2011, no timing difference of such large amounts existed. Hence, the decrease was not expected to continue in a consistent pattern in the future.

The increases in inventories of $1.8 million and accounts payable of $266,773 were in line with our overall revenue growth during the year ended June 30 , 2011. Increased inventory level led to increased operational cash needs which were partially compensated by the increased accounts payable.

Operating cash flows occurred from related party transactions represent the net amounts of related party payables and receivables arising from operating activities with related parties, such as sales to or purchases from the related parties. The decrease of $5,578,051 of related party receivable for the year ended June 30, 2011 was the direct result of our deliberate efforts to request speedy payments from Zhengzhou Aluminum as soon as transactions with Zhengzhou Aluminum occurred. We intend to put more efforts on maintaining an even lower level of amount owed from or owed to Zhengzhou Aluminum in the future.

Investing activities

During the year ended June 30 , 2011, we used net cash of $1,309,055 for investing activities, including $772,606 for purchasing short-term investment, $239,500 for purchasing of property, plant and equipment and $296,949 for the increase in notes receivable. The short-term investment is a one-time purchase of a bank investment product and is not expected to recur on a consistent basis in the future.

             Financing activities

During the year ended June 30 , 2011, we received net cash of $159,976 from private placement financing activities. The cash outflow of $10,124,068 made to Zhengzhou Aluminum during the year ended June 30, 2011 was the repayments for loans payable on demand between Zhengzhou Aluminum and Shenli.

We intend to meet our cash requirements for the next 12 months through retained earnings and a combination of debt financing and equity financing by way of private placements.  We currently do not have any arrangements in place to complete any private placement financings and there is no assurance that we will be successful in completing any private placement financings. In addition, there is no assurance that any such financing will be available or if available, on terms that will be acceptable to us. We may not raise sufficient funds to fully carry out our business plans.

Contractual Obligations and Commercial Commitments

       The following table sets forth our contractual obligations as of June 30, 2011:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB)
Operating lease obligations	75,430	75,430	-	-	-

The operating lease obligation is related to the renting of offices, plants and equipment from our related party, Zhengzhou Aluminum. However, the lease payment commitments under the leasing agreement do not necessarily translate into future cash pressure for the Company due to the affiliation nature of the relationship between the Company and Zhengzhou Aluminum. Please refer to note 12 on page F-15 for more information of the related operating lease agreement.

As of June 30, 2011, we have no other contractual obligations and commitments with any third party.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our stockholders.

Inflation

Inflation has not had a material effect on our business and we do not expect that inflation will materially affect our business in the foreseeable future. Our management closely monitors price changes in the aluminum industry and continuously maintains effective cost control in operations.

Taxation

United States and Hong Kong

We are subject to United States tax at a tax rate of 34%. No provision for income taxes in the United States has been made as we have no income taxable in the United States due to the fact that we operate a VIE structure in China. Our subsidiary, Lucky Express, is incorporated in Hong Kong and is taxed on profits generated in Hong Kong at the rate of 16.5%. However, since Lucky Express is merely a holding company, we do not expect to generate any profits in Hong Kong or be subject to such taxes.

People’s Republic of China

Income Taxes — We account for income taxes in accordance with ASC 740 “Income Taxes.” ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain. There was no deferred tax asset or liability for the years ended June 30, 2010 and 2009.

Because all of our operations are conducted in the PRC, we are governed by the EIT Law. This law and its implementing rules impose a unified EIT rate of 25% on all enterprises, unless they qualify for certain limited exceptions.

Under the EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation non-Chinese enterprise or group controlled offshore entities.  Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often reside in China.  A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.  However, it remains unclear as to whether the Notice is applicable to an offshore enterprise incorporated by a Chinese natural person.  Nor are detailed measures on imposition of tax from non-domestically incorporated resident enterprises are available.  Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a resident enterprise by Chinese tax authorities.  If the PRC tax authorities determine that we are a “resident enterprise” for the PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow.  First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as the PRC enterprise income tax reporting obligations.  In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%.  Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiary would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.  Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.  We are actively monitoring the possibility of “resident enterprise” treatment for the 2010 tax year.

Since 2008, we have been subject to tax at a statutory rate of 25% on income reported in our statutory financial statements filed after appropriate tax adjustments in the relevant periods. Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income and non-tax deductible expenses incurred.

Value Added Taxes — We are also subject to value added tax, or VAT, on the sale of our products. The applicable VAT rate is 17% for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice in the PRC, we pay VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event that the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty, which can range from zero to five times the amount of the taxes which are determined to be late or deficient. Any tax penalty assessed is expensed as a period expense if and when a determination has been made by the taxing authorities that a penalty is due.

Description of Property

We used the manufacturing plant and offices provided by Zhengzhou Aluminum for free for the years ended June 30, 2010 and 2009. The imputed rental expenses were $73,406 and $73,041 for the years ended June 30, 2010 and 2009, and were included in the rent expense and additional paid in capital of the year.

BUSINESS

Description of Business

Overview

We were incorporated in the State of Nevada on January 29, 2010 as AJ Acquisition V, Inc. Since inception we have been engaged in organizational efforts and obtaining initial financing. Our business purpose was to seek the acquisition of or merger with, an existing company.  On November 8, 2010 we filed an amendment to our articles of incorporation to change our name to China Aluminum Foil, Inc., and on November 8, 2010 we entered into, and closed, a share exchange agreement with Lucky Express, now our wholly owned subsidiary.  Our principal offices are located at Building No.35, No.1 Cui Zhu Street, High-tech Development Area, Zhengzhou City, Henan Province, China.  Our telephone number is (86) 371-67539696.  Our fiscal year end is June 30.

Current Business

Upon acquiring Lucky Express pursuant to the share exchange, we adopted the business of Lucky Express.  We are mainly engaged in the development, production and distribution of various aluminum foils to domestic and overseas markets.  Our aluminum foil products can be widely used in multiple industries for different purposes. Currently a majority of our products are used for household daily consumption and container production. However, we intend to expand into other high potential business segments, such as cigarette packaging, pharmaceutical packaging and electronic components.

We have one production line with an annual capacity of approximately 20,000 metric tons. We plan to build or rent another production line to expand our capacity. Due to long-term efforts to streamline production process and reduce wastage and pollution during production, we were recognized as one of the “High Tech New Star Enterprises” in Henan province. We are also recognized for our strong R&D capabilities in the aluminum foil industry in central China.

Share Exchange

On September 2, 2010, Congfu Li acquired a total of 99,000 shares of AJ Acquisition Corp. V, Inc., from Gregg Jaclin and Richard Anslow, in a private transaction for total consideration of $40,000. After the acquisition, Mr. Li owned 99% of the issued and outstanding stock of AJ Acquisition Corp. V, Inc.

On November 8, 2010, we completed a reverse acquisition transaction through a share exchange with Lucky Express a Hong Kong entity established on April 22, 2010, and its shareholders, whereby we acquired 100% of the issued and outstanding capital stock of Lucky Express in exchange for 10,000,000 shares of our common stock which constituted 99% of our issued and outstanding common stock  immediately after the consummation of the reverse acquisition.

We had 100,000 shares of our common stock issued and outstanding before the closing of the transactions contemplated by the Share Exchange Agreement. Upon the closing of the transactions, we issued 10,000,000 shares of our common stock to the Lucky Express Shareholders. The shares were issued in reliance upon an exemption from registration pursuant to Regulation S promulgated under the Securities Act of 1933, as amended or the Securities Act.

Organization

Our relationship with Shenli and its shareholder is governed by a series of contractual arrangements between Shentong Investment, Shenli and Zhengzhou Aluminum Co., Ltd., the Shenli Shareholder. Under the laws of China, the contractual arrangements constitute valid and binding obligations of the parties of such agreements.  Each of the contractual arrangements and the rights and obligations of the parties thereto are enforceable and valid in accordance with the laws of China.  Other than pursuant to the contractual arrangements between Shentong Investment, Shenli and the Shenli Shareholder, described below, Shenli cannot transfer any of the funds generated from their operations

Our current corporate structure is as follows:

On August 12, 2010, Shentong Investment entered into the following contractual arrangements with  Shenli and the Shenli Shareholder:

Consultation Agreement. Pursuant to the exclusive consulting services agreements between Shentong Investment and Shenli , Shentong Investment has the exclusive right to provide to Shenli general business operation services, including advice and strategic planning, as well as consulting services related human resources, staffing and training, collectrively, the Services. Under this agreement, Shentong Investment owns the intellectual property rights developed or discovered through research and development, in the course of providing the Services, or derived from the provision of the Services. Shenli pay a quarterly consulting service fees in RMB to Shentong Investment that is equal to all of Shenli’ profits for such quarter.

Operating Agreement. Pursuant to the operating agreement among Shentong Investment, Shenli and the Shenli Shareholder, Shentong Investment provides guidance and instructions on Shenli’ daily operations, financial management and employment issues. The Shenli Shareholder must designate the candidates recommended by Shentong Investment as their representatives on the boards of directors of Shenli . Shentong Investment has the right to appoint senior executives of Shenli . In addition, Shentong Investment agrees to guarantee Shenli’s performance under any agreements or arrangements relating to Shenli’s business arrangements with any third party. Shenli , in return, agrees to pledge their accounts receivable and all of their assets to Shentong Investment. Moreover, Shenli agrees that without the prior consent of Shentong Investment, Shenli will not engage in any transactions that could materially affect their respective assets, liabilities, rights or operations, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of their assets or intellectual property rights in favor of a third party or transfer of any agreements relating to their business operation to any third party. The term of this agreement is twenty (20) years from August 12, 2010 and may be extended only upon Shentong Investment’s written confirmation prior to the expiration of the this agreement, with the extended term to be mutually agreed upon by the parties.

Share Pledge Agreement. Under the share pledge agreement between the Shenli Shareholder and Shentong Investment, the Shenli Shareholder pledged all of their equity interests in Shenli to Shentong Investment to guarantee Shenli’s performance of their obligations under the consulting services agreement. If Shenli or the Shenli Shareholder breaches their respective contractual obligations, Shentong Investment, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The Shenli Shareholder also agreed that upon occurrence of any event of default, Shentong Investment shall be granted an exclusive, irrevocable power of attorney to take actions in the place and stead of the Shenli Shareholder to carry out the security provisions of the equity pledge agreement and take any action and execute any instrument that Shentong Investment may deem necessary or advisable to accomplish the purposes of the equity pledge agreement. The Shenli Shareholder agreed not to dispose of the pledged equity interests or take any actions that would prejudice Shentong Investment’s interest. The equity pledge agreement will expire two (2) years after Shenli’s obligations under the consulting services agreements have been fulfilled.

Option Agreement. Under the option agreement between the Shenli Shareholder and Shentong Investment, the Shenli Shareholder irrevocably granted Shentong Investment or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Shenli for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. Shentong Investment or its designated person has sole discretion to decide when to exercise the option, whether in part or in full. The term of this agreement is twenty (20) years from August 12, 2010 and may be extended prior to its expiration by written agreement of the parties.

Proxy Agreement. Pursuant to the proxy agreement between the Shenli Shareholder and Shentong Investment, the Shenli Shareholder agreed to irrevocably grant a person to be designated by Shentong Investment with the right to exercise the Shenli Shareholder’s voting rights and their other rights, including the attendance at and the voting of the Shenli Shareholder’s shares at shareholders’ meetings (or by written consent in lieu of such meetings) in accordance with applicable laws and its Articles of Association, including but not limited to the rights to sell or transfer all or any of their equity interests of Shenli , and appoint and vote for the directors and Chairman as the authorized representative of the  Shenli Shareholder.  The term of the proxy agreement will be ten (10) years. The proxy agreement may be terminated by joint consent of the parties or upon 30-day written notice from Shentong Investment.

Since the Shenli Shareholder does not have the characteristics of a controlling financial interest or does not have sufficient equity at risk for Shenli to finance its activities without additional subordinated financial support from other parties, Shenli’s financial statements become consolidated as our own.  As such, and due to the interest we hold in Shenli through Lucky Express, the following business description describes the business and operations of Shenli as our own.

For accounting purposes, the reverse acquisition transaction with Lucky Express was treated as a reverse acquisition, with Lucky Express as the acquirer and China Aluminum Foil, Inc. as the acquired party. Unless the context suggests otherwise, when we refer in this report to business and financial information for periods prior to the consummation of the reverse acquisition, we are referring to the business and financial information of Lucky Express.

Principal Products

Aluminum foil is a paper-thin sheet of rolled aluminum that can be torn easily and used to wrap and store food, in art, decoration, insulation and in heat exchangers. Because aluminum foil is paper-thin, the foil is extremely pliable and can be bent or wrapped around objects with ease. In North America, aluminum foil is sometimes alternatively called al-foil or alu-foil.

We develop and manufacture various types of aluminum foils. The production of aluminum foil involves a complex production process and requires advanced technology and equipment. We purchase raw aluminum with thickness of 0.3mm and produce different types of aluminum foil by rolling process. Currently our products mainly fall into two product segments: aluminum foil used by households for daily consumption and aluminum foil used for the production of containers such as meal boxes, as well as many other applications.

In general, aluminum foil is aluminum prepared in thin metal leafs, with thickness of less than 0.2mm (0.008inch), although much thinner gauge , down to 0.006mm, is commonly used. It is normally produced from aluminum ingots by a rolling process. Aluminum foil is at the downstream of the entire aluminum industry chain. China is not rich in bauxite, but leads the world in aluminum production. The Chinese government limits the export of primary aluminum, and encourages the export of value added aluminum products which provides opportunities for increased margins for China’s aluminum foil industry.

As a metal, aluminum has its own advantages over other metals due to its light weight, recyclability, flexibility and limited pollution. Aluminum foil can also act as a complete barrier to light, oxygen, odors and flavors, moisture, as well as bacteria. Therefore aluminum foil is widely used in various industries, such as packaging, household daily needs, electronics and construction etc.

From the international perspective, the aluminum foil industry appears to be tied to the global economy and has been recovering from the global financial crisis gradually. For example, in Europe the aluminum foil deliveries in the first quarter of 2010 reached the same level as calculated prior to the economic recession in 2008. Figures released by the European Aluminum Foil Association (EAFA) show an increase of 17 % compared to the last year and a total amount just 1.5 % below the 2008 levels. Total deliveries reached 213,000 tons in 2010 versus 182,200 tons in 2009.

As different customers require different specifications, we arrange the manufacturing based on their demands. For long-term customers, we usually sign a framework agreement to determine the annual quantity, specifications, processing charge and other terms.

Aluminum foil manufacturing is a technologically complicated and capital-intensive process that requires the coordinated use of machinery and raw materials at various stages of manufacturing. Currently, we mainly rely on cast-rolling technique during the manufacturing process. Generally speaking, aluminum foil is produced by rolling heated aluminum ingots down to coils, then cold rolling the coil to the required foil thicknesses. The process of cast-rolling is much less energy intensive and has become the preferred process.

Our manufacturing process is as follows: 0.05mm thick aluminum foil blank is rolled by intermediate mill firstly , and then rolled by the finishing mill to the thickness required by the products. After that the products are separated by aluminum foil separator and cut into small volumes according to different requirements. Lastly, according to the final product specifications, different annealing processes are used. Annealing is a heat treatment wherein a material is altered, causing changes in its properties such as strength and hardness. It is a process that produces conditions by heating to above the re-crystallization temperature and maintaining a suitable temperature, and then cooling. Annealing is used to induce ductility, soften material, relieve internal stresses, refine the structure by making it homogeneous, and improve cold working properties of the aluminum foil once it is ready for use.

After quality inspection, the final products are then packaged for sale and sent to warehouses. The technology for aluminum foil manufacturing is mature and advanced, widely used in the domestic and overseas companies. The only difference lies in specification and quantity in the rolling mill and processing configuration. The manufacturing process can be illustrated as follows:

As packaging material, aluminum foil can be a complete barrier to light, oxygen, moisture and bacteria. They are widely used in all kinds of consumer, commercial and industrial packaging.

We are also the supplier of aluminum foil to the 2010 Shanghai World Expo. Our product is used as the main material of meal boxes which are supplied to the World Expo.

Due to the high volatility of primary aluminum price in recent years, like most aluminum foil manufacturers, we price our products based on the price we paid for the raw material plus a processing fee, thus transferring the risk from aluminum price fluctuation to our customers.

The processing fee charged differs depending on what product we are producing. In general, the higher the product quality and the production complexity are, the higher the processing charge will be. Normally, higher valued-added products requiring advanced production facilities and technology are billed at a higher processing charge.

 Raw Materials

The immediate raw material for aluminum foil manufacturing is aluminum foil stock . In China, aluminum foil stock is priced according to the price of the aluminum ingot plus the processing charge. In this model, the price of the ingot is determined by the market price and the processing charge is negotiated considering various factors, such as product specifications, production complexity, and technical parameters. To ensure superior product quality, we have always aimed to acquire high quality raw material. We purchase aluminum foil stock mainly from Zhengzhou Aluminum, our related party.

We aim to maintain multiple supply sources of our key raw materials to ensure that our production will not rely on a single supplier. In addition, we strive to develop strategic relationships with new suppliers to secure a stable supply of materials and introduce competition in our supply chain, thereby increasing our bargain ability to get a better pricing and reducing our business risk to possible price fluctuations.

Zhengzhou Aluminum is the sole shareholder of our operating VIE, Shenli, and is also our biggest supplier now. We purchase raw material from Zhengzhou Aluminum pursuant to competitively-priced supply contracts or bidding arrangements. Our supply agreements with Zhengzhou Aluminum are signed at fair market value. We will continue to keep the price fair and develop additional supply sources to reduce the scale of the affiliated transactions.

Markets

The output of aluminum foil production in China has increased dramatically over the past ten years.  This has mostly been driven by increasing demand from both Chinese and overseas markets. In 2009, aluminum foil manufacturers totaled more than 150 with an aggregate annual output of 1650 kilotons. Over the past 6 years, the aluminum foil output in China has grown at a rate of 25%. Since 2006, China has ranked as No.1 in terms of aluminum foil capacity and output.

Data Source: China nonferrous metal industry association

The growth of China’s economy and various downstream industries that require aluminum foil has fueled the growth of demand for aluminum foil in China.  The growth began to accelerate from 2001, reaching 830 kilotons in 2007.  The demand mainly comes from heat transmission (47.5%), packaging (17.2%), capacitor (15.9%) and the other applications (19.4%).  Although the demand has been increasing steadily, the average per capita consumption rate in China is still lower than the average level of the world.

Data Source: Report of China Aluminum Processing and Aluminum Market compiled by Sunlight Metal Consulting (Beijing) Co., LTD

In 2004 China became a net exporter of aluminum foil.  Currently, Chinese aluminum foil manufacturers still do not have the technology and engineering quality of their Western competitors.  As a result, Chinese industry imports much of its high end aluminum foil, which is produced using more advanced techniques.

Data Source: General Administration of Customs of the People’s Republic of China

In China the aluminum foil industry is very fragmented and numerous manufacturers exist with no dominant leader.  The price is determined by the aggregate demand and supply of the industry.  In 2009, there were nearly 150 different companies operating in the industry with an average output of 10 kilotons.  In certain low value-added segments, competition is extremely intense. The global financial crisis in 2008 resulted in a reshuffling of the industry.  Many small manufacturers went out of business, and large and well-capitalized businesses gained shares in terms of volume.

The industry can be categorized into multiple product segments.  Most of large producers focus on a few segments.  Although fragmented as a whole, producers can take a leadership role in their respective segments.  Chinese producers compete against each other on cost, R&D capabilities and improved engineering process which can enable them to gain market share in China as well as in the global industry.  It is an industry with high entry barriers, which results mainly from the complexity of production technology and the large investment involved to begin operations.

Distribution Methods and Customers

Our products are sold domestically and internationally. For our international sales, we sell our products to the exporters who then export our products to the Middle East, America, Europe and other areas. We provide customer services with quick response for all of our domestic and international customers, which has resulted in relatively high customer satisfaction. The table below lists our customers representing 10% or more of sales (net of VAT) as of June 30, 2011 :

	Company	Amount ($)	% of total sales
1	Zhengzhou Aluminum Co., LTD.	26,307,010	33%
2	Zhengzhou Shenglong Aluminum Co., LTD.	16,106,406	20%
	Total	42,413,416	53%

Zhengzhou Aluminum, the sole shareholder of Shenli , is our main exporter.

Competition

We face competition from various aluminum foil manufacturers ranging from small, private businesses to large, state-owned enterprises.

Many of our competitors have longer operating histories, better brand recognition and greater financial resources than we have.  In order for us to successfully compete in our industry we will need to:

•	Maintain the quality of our products;

•	continue developing our relationships with domestic and international distributors; and

•	increase our financial resources.

However, there can be no assurance that, even if we implement these strategies we will be able to compete effectively with other companies in our industry.

We expect that the competition in China aluminum foil market will be concentrated on the following aspects:

1)
Product quality.  Product quality is the most important characteristic that differentiates one product from its competing products.  Superior quality products not only command price premium, but also take more market share in the long term.

2)	Cost control. By improving production technology and yield, and consequently lowering production cost, the enterprises will gain a competitive advantage.

3)	Customer service. An enterprise should be not only provide the products, but also add value through service, which will help the enterprise attract returning customers and stable orders.

4)	Branding. Companies making branded products typically charge a premium over non-brand name competitors. Moreover, brand is closely related to customer loyalty.

We believe that we will be able to effectively compete in our industry because we focus on our aluminum foil production process and R&D in order to improve the quality of our equipment, product, and production. We are currently one of the leading suppliers of aluminum foil in the Chinese market. We have also enjoyed competitive advantages from the synergies of working closely with our largest supplier and sole shareholder: Zhengzhou Aluminum.

Intellectual Property

We have filed for the protection of our name with the relevant Chinese authorities.  Zhengzhou Aluminum has also filed for the protection of the trademarks and patents which they have authorized us to use under the agreements described below.

We entered into two intellectual property contracts with Zhengzhou Aluminum, our sole shareholder. According to these contracts, Zhengzhou Aluminum authorizes us to use one registered patent, eight utility models and the trademark of ‘Zhong Yuan’ for free from March 2008 to March 2017. Zhengzhou Aluminum bears the annual fees of the patent and the utility models, and we cover the costs of technical support provided to us by Zhengzhou Aluminum in connection with the usage of the patent and utility models.

The patent, which is a shortened production technique for the production of ultrathin aluminum foil was registered in January 2008. The eight utility models were registered separately from August to October, 2007. The registered period of the trademark is from March 2008 to March 2018.  Our authorized rights relating to the patent, the utility models and the trademark are properly protected by patent law, trademark law, contract law and relevant regulations of China.

Research and Development

We did not incur any research and development expenses for the years ended June 30, 2010 and 2009.

Reports to Security Holders

We are subject to the reporting and other requirements of the Exchange Act and we intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available quarterly reports containing unaudited financial statements for each of the first three quarters of each year.

The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.  The address of that site is www.sec.gov.

Government Regulations

Members of the aluminum foil industry participate in the Nonferrous Metal Processing Association. The national industrial policy is set by the National Development and Reform Committee NRDC, which regularly issues “Industry Structure Adjustment Guidelines”. These guidelines specify which industry is to be supported, limited, or eliminated by the national industrial policy.

The primary industrial and economic policies for the aluminum foil industry include:

Rules to accelerate the aluminum industry structure adjustment

The NRDC and the Ministry of Finance issued Rules to Accelerate Aluminum Industry Structure Adjustment to specify the objectives for the structure adjustment of aluminum processing industry. It requires that by end of 2010 the ratio of aluminum sheet/plate/foil to aluminum extrusion reaches 6:4, industrial aluminum extrusion to construction aluminum extrusion 7:3, light gauge foils to medium gauge foils 4:6, and that out-of –dated production facilities are to be replaced by advanced production facilities.

Entrance Condition for Aluminum Industry

The NDRC issued Entrance Condition for Aluminum Industry, specifying detailed criteria for new entry to this industry with regard to production facility, energy and resource consumption, environment protection, land usage, production safety, etc. It stipulates that the new projects should focus on the production of aluminum sheet, plate, foil and extrusions.

Environmental Protection Laws and Regulations

The Ministry of Environmental Protection of the People’s Republic of China is responsible for uniform supervision and control of environmental protection in China. It formulates national environmental quality and discharge standards and monitors China’s environmental system. Environmental protection bureaus at the county level or above are responsible for environmental protection within their respective jurisdictions.

Environmental regulations require companies to file an environmental impact report with the relevant environmental bureau for approval before undertaking the construction of a new production facility or any major expansion or renovation of an existing production facility. New facilities built pursuant to this approval are not permitted to operate until the relevant environmental bureau has performed an inspection and is satisfied that the facilities are in compliance with environmental standards.

The environmental protection law requires that facilities that produce pollutants or other hazards to incorporate environmental protection measures in their operations and establish an environmental protection responsibility system. Such system includes adoption of effective measures to control and properly dispose of waste gases, water and residue, dust or other waste materials. Any entity that discharges pollution must register with the relevant environmental protection authority.

Penalties for breaching the Environmental Protection Law include a warning, payment of damages, and imposition of a fine. Any entity undertaking a construction project that fails to install pollution prevention and control facilities in compliance with environmental standards for a construction project may be ordered to suspend production or operation and fined. Criminal liability may be imposed for a material violation of environmental laws and regulations that causes loss of property or personal casualty.

Effect of Environmental Regulations

As we conduct our manufacturing activities in China, we are subject to the requirements of Chinese environmental laws and regulations on air emission, waste water discharge, solid waste and noise. We aim to comply with environmental laws and regulations. We are not subject to any admonitions, penalties, investigations or inquiries imposed by the environmental regulators, nor are we subject to any claims or legal proceedings to which we are named as defendant for violation of any environmental law or regulation. We do not have any reasonable basis to believe that there is any threatened claim, action or legal proceedings against us that would have a material adverse effect on our business, financial condition or results of operations.

We expect to comply with all applicable laws, rules and regulations relating to our business, and at this time, we do not anticipate incurring any material capital expenditures to comply with any environmental regulations or other requirements.

While our intended projects and business activities do not currently violate any laws, any regulatory changes that impose additional restrictions or requirements on us or on our potential customers could adversely affect us by increasing our operating costs or decreasing demand for our products or services, which could have a material adverse effect on our results of operations.

Employees

As of October 12, 2011 we employed a total of 181 full time employees and no part time employees.

We comply with the labor laws and regulations of PRC and enter labor contracts with all the employees. We have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees in China participate in a compulsory pension plan organized by the Chinese government. We are required to make monthly contributions to the plan for each employee at the rate of 20% of his or her average monthly salary. In addition, according to laws and regulations of China, we are required to cover our employees in China with other types of social insurance. We believe that we are in material compliance with the relevant Chinese laws.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name and age of our executive officer and each member of our board of directors, the positions and offices held by each director with us, and the period during which the director has served as one of our directors. Directors serve until the election and qualification of their successors.

Name	Age	Position	Director Since
Congfu Li	51	Director, Chairman of the Board	2010
Chuanhong Xie	42	President, Chief Executive Officer, Secretary, Chief Financial Officer and Treasurer	2010
Guobin Wang	42	Director	2010
Junlin Zhang	46	Director	2010

Congfu Li, Director and Chairman of the Board

Mr. Li has experience with a varied collection of business ventures as an entrepreneur, employee and management.  Most recently, Mr. Li has taken on entrepreneurial and advisory roles with businesses and associated organizations involved in the processing of aluminum.  Since 2005 Mr. Li has acted as the Chairman and General Manager of Zhengzhou Aluminum Co., Ltd. where he chairs board of director meetings and is in charge of the daily operations of the company.  Since 2008 Mr. Li has also acted as the Chairman and General Manager of Zhengshou Shenli Aluminum Co., LTD., our VIE, where he also chairs board of director meetings and is in charge of the daily operations of the company.

Since 2008, Mr. Li has also acted as the Chairman of the Henan Aluminum Processing Association as well as a standing director of the China Aluminum Processing Association where he attends conferences and activities held by the associations.

Mr. Li’s experience in the field of aluminum processing and successful entrepreneurial history are the reasons we have appointed him to our board of directors.

Chuanhong Xie, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

From 2000 to February 2003, Mr. Xie served as the deputy director of the finance department for Zhengzhou Aluminum, where he was involved in the company’s financial management.  From February 2003 to March 2005, Mr. Xie served as the administrative manager for Zhengzhou Aluminum, where he managed the executive body of the company and from March 2005 to February 2008 he was promoted to the position of director of the board and board secretary. In this position he was responsible for the management of Board of Directors and the daily production operation and management of Zhengzhou Aluminum. In February 2008 he was additionally appointed as deputy general management of Shenli , our VIE where he has been involved in the management of the daily operations of the company.

We have appointed Mr. Xie as our officer due to the fact that he has been engaged in the operation and management work in the aluminum industry for a long time. He is very familiar with the aluminum industry and has a wealth of experience in the management of aluminum enterprises.

Guobin Wang, Director

From January 2006 to July 2008 Mr. Wang served as the manager of the human resources department for Zhengzhou Aluminum.  In July 2008, Mr. Wang was additionally appointed as director of the board and director of the shareholder’s committee.  In August 2009, Mr. Wang also became the chairman of the labor union for Zhengzhou Aluminum.  We have appointed Mr. Wang to our board of directors due to his familiarity with human resources issues and specifically human resources issues as they relate to operations of a aluminum producers and processors.

Junlin Zhang, Director

Since 1997, Mr. Zhang has served as the deputy president of China Antiseptic Technology Association, and since 1998, he has served as the chairman of Henan Jiuzhou Antiseptic Co., Ltd. In 1996, Mr. Zhang was appointed as the deputy director of Housing and Urban & Rural Construction Bureau of Changyuan, a post he currently holds.  In addition, Mr, Zhang has served as the standing director of China Enterprise Confederation and China Enterprise Association since 2000.  In November 2005, at the 3rd China International Antiseptic Congress, Mr. Zhang was awarded the Chinese Entrepreneurs Integrity, Chinese Antiseptic Master, Top 10 Entrepreneurs Antiseptic, Advanced Individual in Antiseptic prizes.  In February 2006 and February 2007, he was awarded the Yearly Good Corporate Manager prize by the Henan Construction Department.  In March 2007, he was awarded Outstanding Contribution in China Antiseptic Industry.  In April 2009, he was awarded Leading Person in China Antiseptic Industry.  In July 2010, he was awarded “Excellence in Engineering” by Bureau of Human Resources of Change County, Henan.

Other Directorships

None of our directors hold any other directorships in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

Director Independence, Board of Directors and Director Nominees

We are not required to have any independent directors.  Since our Board of Directors does not include a majority of independent directors, the decisions of the Board regarding director nominees are made by persons who have an interest in the outcome of the determination.  The Board will consider candidates for directors proposed by security holders, although no formal procedures for submitting candidates have been adopted.  Unless otherwise determined, at any time not less than 90 days prior to the next annual Board meeting at which a slate of director nominees is adopted, the Board will accept written submissions from proposed nominees that include the name, address and telephone number of the proposed nominee; a brief statement of the nominee’s qualifications to serve as a director; and a statement as to why the security holder submitting the proposed nominee believes that the nomination would be in the best interests of our security holders.  If the proposed nominee is not the same person as the security holder submitting the name of the nominee, a letter from the nominee agreeing to the submission of his or her name for consideration should be provided at the time of submission.  The letter should be accompanied by a résumé supporting the nominee’s qualifications to serve on the Board, as well as a list of references.

The Board identifies director nominees through a combination of referrals from different people, including management, existing Board members and security holders.  Once a candidate has been identified, the Board reviews the individual’s experience and background and may discuss the proposed nominee with the source of the recommendation.  If the Board believes it to be appropriate, Board members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of the slate of director nominees submitted to security holders for election to the Board.

Some of the factors which the Board considers when evaluating proposed nominees include their knowledge of and experience in business matters, finance, capital markets and mergers and acquisitions.  The Board may request additional information from each candidate prior to reaching a determination, and it is under no obligation to formally respond to all recommendations, although as a matter of practice, it will endeavor to do so.

Conflicts of Interest

Our directors are not obligated to commit their full time and attention to our business and, accordingly, they may encounter a conflict of interest in allocating their time between our operations and those of other businesses.  In the course of their other business activities, they may become aware of investment and business opportunities which may be appropriate for presentation to us as well as other entities to which they owe a fiduciary duty.  As a result, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented.  They may also in the future become affiliated with entities that are engaged in business activities similar to those we intend to conduct.

In general, officers and directors of a corporation are required to present business opportunities to the corporation if:

•	the corporation could financially undertake the opportunity;

•	the opportunity is within the corporation’s line of business; and

•	it would be unfair to the corporation and its stockholders not to bring the opportunity to the attention of the corporation.

We have adopted a code of ethics that obligates our directors, officers and employees to disclose potential conflicts of interest and prohibits those persons from engaging in such transactions without our consent.

Significant Employees

Other than as described above, we do not expect any other individuals to make a significant contribution to our business.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
had any bankruptcy petitions filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•
been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Certain Relationships and Related Transactions”, none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

Audit Committee

We do not currently have an audit committee or a committee performing similar functions. The Board of Directors as a whole participates in the review of our financial statements and disclosure.

Code of Ethics

We adopted a code of ethics that applies to our officers, directors and employees.

Executive Officers

The following table sets forth the name and age of our executive officers, the positions and offices held by such executive officer with us, and the period during which the executive officer has served as one of our executive officer. All officers serve at the pleasure of the board of directors.

Name	Age	Position	Directer Since
Chuanhong Xie	42	President, Chief Executive Officer, Secretary, Chief Financial Officer and Treasurer	2010

Chuanhong Xie’s biographical summary is included under “— Directors” above.

Consultants

We may retain compensation consultants to the extent we deem it necessary and appropriate.  We do not expect to delegate our authority and responsibility to make management decisions to consultants or any other persons, or for any consultant to have any discretionary authority or the authority to bind us in any material respect.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

On November 8, 2010, pursuant to the closing of a share exchange transaction with Lucky Express, we issued:
•	3,136,690 shares of our common stock to Congfu Li, our Director;

•	1,692,270 shares to Junlin Zhang, our Director;

•	324,240 shares to Guobin Wang, our Director;

•	126,600 shares to Chuanhong Xie, our President, CEO, Secretary, CFO, Treasurer; and

•	1,571,130 shares to Chunlei Sheng, our affiliate

Related party transactions:

The Company has undertaken business transactions in the ordinary course of business with Zhengzhou Aluminum (“ZA”), the main related party of the Company. During the years ended June 30, 2011, 2010 and 2009, the transactions were summarized as follows:

	Year Ended June 30,
Type of transaction	2011	2010	2009
Sales	$26,307,010	12,076,356	7,610,378
Purchase of raw material	59,056,738	49,482,529	16,865,063
Purchase of Utility	886,961	887,240	819,640
Other purchases	689,157	289,981	427,007
Prepayments of Building paid by ZA	-	493,307	336,656
Salary paid by ZA	693,634	445,472	384,483
Cash Receipts/(Advance)	(45,336,693)	7,795,921	-
Leasing equipment from ZA	75,430	25,021	24,897
Repair services provided by ZA	117,715	37,400	37,213
Imputed rental expense for use of offices, plants and equipment of ZA	183,163	163,531	161,722
Others	-	269,046	-

  The Company used Zhengzhou Aluminum’s manufacturing plant and offices for free for the year ended June 30, 2010 . The imputed rental expenses were $73,406 for the year ended June 30, 2010 , and were included in the rental expenses and additional paid in capital of the year. On July 1, 2010, Shenli entered into a lease agreement with Zhengzhou Aluminum to lease office rooms and manufacturing plant with an annual rent of $75,430. For the year ended June 30, 2011, no imputed rent for use of office premises and plants was credited to the equity account as the Company fully recorded the transaction as either rental payment or obligation to pay the annual rent.

The Company leased manufacturing equipment from Zhengzhou Aluminum under a one year lease agreement for the period from January 1, 2009 to December 31, 2009. For the years ended June 30, 2011 and 2010 , the rental expenses paid were nil and $25,021 , respectively, and were included in the rental expenses of the years . The imputed rental expenses were $183,163 and $90,125 for the years ended June 30, 2011 and 2010 and were included in the rental expenses and additional paid in capital of the years .

For the years ended June 30, 2011 and 2010 , Zhengzhou Aluminum made the payment of nil and $493,307 for the building located in Zhengzhou Hi-tech Development Area and the land use right to which the building is attached on behalf of the Company.

 Review, Approval or Ratification of Transactions with Related Persons

Although we have not adopted formal procedures for the review, approval or ratification of transactions with related persons, we adhere to a general policy that such transactions should only be entered into if they are on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties and their approval is in accordance with applicable law.

PRINCIPAL SHAREHOLDERS

Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table sets forth, as of October 12, 2011, information concerning the beneficial ownership of shares of our common stock held by our directors, our executive officers, our directors and executive officers as a group, and each person known by us to be a beneficial owner of 5% or more of our outstanding common stock.

Beneficial ownership is determined according to the rules of the SEC.  Beneficial ownership means that a person has or shares voting or investment power of a security and includes any securities that person has the right to acquire within 60 days after the measurement date, such as pursuant to options, warrants or convertible notes. Except as otherwise indicated, we believe that each of the beneficial owners of our common stock listed below, based on information each of them has given to us, has sole investment and voting power with respect to such beneficial owner’s shares, except where community property or similar laws may apply.  For purposes of the column for shares underlying convertible securities, in accordance with rules of the SEC, shares of our common stock underlying securities that a person has the right to acquire within 60 days of October 12, 2011 are deemed to be beneficially owned by such person for the purpose of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the ownership percentage of any other person.

Name and Address of Beneficial Owner (1)	Total Outstanding	Percent (6)
Directors and Executive Officers
Congfu Li(2)	3,231,690	32%
Chuanhong Xie (3)	126,600	1
Guobin Wang (4)	324,240	3
Junlin Zhang (5)	1,692,270	17%
Directors and executive officers as a group (4 persons)	5,371,800	53%

5% Beneficial Owners
Chunlei Sheng	1,571,130	16%

* Less than 1%

(1) The address for each Beneficial Owner is Building 35, No. 1 Cuizhou Road, Hi-Tech, Exploit Area, Zhengzhou City, Henan PRC.
(2) Congfu Li is a Director of the Company and our Chairman of the Board.
(3) Chuanhong Xie is our President, Chief Executive Officer, Secretary, Chief Financial Officer and Treasurer.
(4) Guobin Wang is a Director of the Company.
(5) Junlin Zhang is a Director of the Company.
(6) Based on 10,201,011 issued and outstanding shares of our common stock.

Changes in Control

As of October 12, 2011 we had no arrangements, including pension plans and/or compensatory plans, that provide compensation in the event of termination of employment or a change in control.

Executive Compensation

The following summary compensation table sets forth the total annual compensation paid or accrued by Lucky Express to or for the account of our principal executive officer during the last completed fiscal year and each other executive officer whose total compensation exceeded $100,000 in either of the last two fiscal years:

Summary Compensation Table (1)

Name and Principal Position	Year	Salary ($)	Total ($)
Congfu Li (2)	2011	30,171	30,171
	2010	29,363	29,363

Chuanhong Xie (3)	2011	22,629	22,629
	2010	22,022	22,022

(1) We have omitted certain columns in the summary compensation table pursuant to Item 402(a)(5) of Regulation S-K as no compensation was awarded to, earned by, or paid to any of the executive officers or directors required to be reported in that table or column in any fiscal year covered by that table.
(2) Congfu Li has served as our President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary from September 2, 2010 to November 8, 2010.
(3) Chuanhong Xie has served as our President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary from November 8, 2010.

Option Grants

As of  October 12,  2011 we had not granted any options or stock appreciation rights to our named executive officers or directors.

Management Agreements

We have not yet entered into any consulting or management agreements with any of our current executive officers or directors.

Compensation of Directors

Our directors did not receive any compensation for their services as directors from our inception to October 12, 2011. We have no formal plan for compensating our directors for their services in the future in their capacity as directors, although such directors are expected in the future to receive options to purchase shares of our common stock as awarded by our Board of Directors or by any compensation committee that may be established.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits to our directors or executive officers.  We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the Board of Directors or a committee thereof.

Compensation Committee Interlocks and Insider Participation

We do not currently have a compensation committee of the Board of Directors or a committee performing similar functions. The Board of Directors as a whole participates in the consideration of executive officer and director compensation.  None of the members of our Board of Directors is an officer or employee of our company.  None of our executive officers serve, or in the past year has served, as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving on our Board of Directors.

SELLING SHAREHOLDERS

This prospectus relates to the resale, by the selling shareholders named below, of up to  3,333,002 shares of our common stock issued to the selling shareholders.

The following table sets forth the number of shares beneficially owned by each of the selling shareholders as of October 12, 2011.  Except as disclosed under this prospectus, none of the selling shareholders has held a position or office or had a material relationship with us within the past three years other than as a result of the ownership of our common stock or other securities of ours.  The selling shareholders may offer the shares under this prospectus from time to time and may elect to sell none, some or all of the shares set forth next to their names.

Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling shareholders and information filed with the SEC. Except as otherwise indicated, we believe that each selling shareholder has sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by it. The percentage of the selling shareholders’ beneficial ownership prior to the offering is based on 10,201,011 shares of our common stock issued and outstanding.

We may amend or supplement this prospectus from time to time in the future to update or change this list and shares which may be resold.

Selling Shareholder (2)	Number of Shares of Common Stock Beneficially Owned Prior to the Offering	Percentage Of Shares Beneficially Owned Prior to the Offering (1)	Number of Shares Registered for Sale Hereby	Number of Shares of Common Stock to be Beneficially Owned after Completion of the Offering (1)	Percentage of Shares of Common Stock Beneficially Owned after Completion of the Offering (1)
Congfu Li (3)	3,231,690	31.68%	1,066,458	2,165,232	21.23%
Chuahong Xie (4)	126,600	1.24%	41,778	84,822	*
Guobin Wang (5)	324,240	3.18%	106,999	217,241	2.13%
Junlin Zhang (6)	1,692,270	16.59%	558,449	1,133,821	11.11%
Chunlei Sheng (7)	1,571,130	15.40%	518,473	1,052,657	10.32%
Dejun Shang	329,710	3.23%	108,804	220,906	2.17%
Yan Xu	329,710	3.23%	108,804	220,906	2.17%
Jinqiao Zheng	218,770	2.14%	72,194	146,576	1.44%
Fengqin Zhao	75,750	*	24,998	50,752	*
Kunlun Wang	116,230	1.14%	38,356	77,874	*
Wenling Xu	74,250	*	24,503	49,747	*
Yu Shi	10,000	*	3,300	6,700	*
Qianying Han	254,110	2.49%	83,856	170,254	1.67%
Hongbin Wang	254,110	2.49%	83,856	170,254	1.67%
Wei Song	254,110	2.49%	83,856	170,254	1.67%
Yibo Zhang	80,150	*	26,450	53,700	*
Zongchao Zhao	68,310	*	22,542	45,768	*
Jianwei Dong	72,860	*	24,044	48,816	*
Jinlian Deng	73,770	*	24,344	49,426	*
Gaoyiang Wang	55,560	*	18,335	37,225	*
Rudong Yan	39,160	*	12,923	26,237	*
Changzheng Zhao	40,080	*	13,226	26,854	*
Haijun Ren	44,630	*	14,728	29,902	*
Quanqi Jin	66,490	*	21,942	44,548	*
Zhongqiang Ren	41,900	*	13,827	28,073	*
Dongwei Zhang	43,720	*	14,428	29,292	*
Baozhu Yang	45,540	*	15,028	30,512	*
Renhe Liu	42,810	*	14,127	28,683	*
Baomin Yang	40,990	*	13,527	27,463	*
Chunshan Zhao	53,740	*	17,734	36,006	*
Bo Lian	58,290	*	19,236	39,054	*
Shanhe Zhang	40,990		13,527	27,463	*
Wei Gu	71,950	*	23,744	48,206	*
Yanbo Wang	40,080	*	13,226	26,854	*
Baoying Wang	84,700	*	27,951	56,749	*
Yu Cui	126,600	1.24%	41,778	84,822	*
Constant Growth (8)	1,250	*	413	837	*
Moreau Ventures (9)	1,250	*	413	837	*
Richlink (10)	1,500	*	495	1,005	*
Richard L. Anslow	600		198	402	*
Gregg E. Jaclin	400		132	268	*

TOTAL	10,100,000	99.01%	3,333,002	6,766,998	55.58%

* Less than 1%

(1)          We do not know when or in what amounts the selling shareholders will offer shares for sale, if at all. The selling shareholders may sell any or all of the shares included in and offered by this prospectus. Because the selling shareholder may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that after completion of the offering all of the securities registered will be sold by the selling shareholders. The percentage of shares to be beneficially owned after completion of the offering is calculated on the basis of 10,201,011 shares of our common stock issued and outstanding following completion of the offering and sale by the selling shareholders.

(2)           The selling shareholders acquired the stock being offered for resale as follows: (i) on September 2, 2010, Congfu Li acquired a total of 99,000 shares of common stock of AJ Acquisition Corp. V, Inc., (November 1, 2010, AJ Acquisition Corp. V, Inc. changed its name to China Aluminum Foil, Inc.) from Gregg Jaclin and Richard Anslow, in a private transaction for total consideration of $40,000; (ii) in consideration of consulting services provided to the Company, Congfu Li transferred 1,250 shares of the company’s common stock to Constant Growth, 1,250, shares of the Company’s common stock to Moreau Ventures and 1,500 shares of our common Stock to Richlink; (iii) on October 29, 2010, Lucky Express completed a private placement transaction or the Private Placement pursuant to which Lucky Express sold an aggregate of 990,000 shares of common stock at $0.1515 per share. As a result, Lucky Express received gross proceeds in the amount of approximately $150,000 and the total shares of outstanding common stock of Lucky Express after the Private Placement was 1,000,000 shares. All selling security holders, except Richard L. Anslow, Gregg E. Jaclin, Richlink, Constant Growth and Moreau Ventures acquired their respective shares in Lucky Express; (iv) on November 8, 2010, Lucky Express completed a reverse acquisition through a share exchange with us, whereby we acquired 100% of the issued and outstanding common stock of Lucky Express in exchange for 10,000,000 shares of our common stock. As a result of the reverse acquisition, Lucky Express became our wholly-owned subsidiary and the former shareholders of the Lucky Express became our controlling stockholders; and (v) in February 2011, 75,750 shares of our common stock held by Jinqiao Zheng were transferred to Fengqin Zhao and 74,250 shares of our common stock owned by Weihong Zang were transferred to Wenling Xu.

(3)           Congfu Li is a Director of the Company and our Chairman of the Board.

(4)           Chuanhong Xie is our President, Chief Executive Officer, Secretary, Chief Financial Officer and Treasurer.

(5)           Guobin Wang is a Director of the Company.

(6)           Junlin Zhang is a Director of the Company.

(7)           Chunlei Sheng is an affiliate of the Company and our majority shareholder.

(8)           Huangzhong Yan is the controlling shareholder of Constant Growth and exercises voting and investment control with respect to the shares held by Constant Growth.

(9)           Kevin Fickle is the controlling shareholder of Moreau Ventures and exercises voting and investment control with respect to the shares held by Moreau Ventures.

(10)         Jinqiao Zheng is the sole shareholder of Richlink and exercises voting and investment control with respect to the shares held by Richlink.

DESCRIPTION OF SECURITIES TO BE REGISTERED

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value and 10,000,000 shares of preferred stock, $0.001 par value.

Common Stock

As of October 12, 2011 we had 10,201,011 shares of our common stock issued and outstanding.

Holders of our common stock have no preemptive rights to purchase additional shares of common stock or other subscription rights.  Our common stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions.  All shares of our common stock are entitled to share equally in dividends from sources legally available, when, as and if declared by our Board of Directors, and upon our liquidation or dissolution, whether voluntary or involuntary, to share equally in our assets available for distribution to our security holders.

Our Board of Directors is authorized to issue additional shares of our common stock not to exceed the amount authorized by our Articles of Incorporation, on such terms and conditions and for such consideration as our Board may deem appropriate without further security holder action.

Voting Rights

Each holder of our common stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote.  Since the shares of our common stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to our Board of Directors.

Dividend Policy

Holders of our common stock are entitled to dividends if declared by our Board of Directors out of funds legally available for the payment of dividends. From our inception to October 12, 2011 we did not declare any dividends.

We do not intend to issue any cash dividends in the future.  We intend to retain earnings, if any, to finance the development and expansion of our business.  However, it is possible that our management may decide to declare a stock dividend in the future.  Our future dividend policy will be subject to the discretion of our Board of Directors and will be contingent upon future earnings, if any, our financial condition, our capital requirements, general business conditions and other factors.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001. As of October 12, 2011, we did not have any issued and outstanding shares of preferred stock.  Under our Articles of Incorporation, our Board of Directors has the power, without further action by the holders of common stock, to determine the relative rights, preferences, privileges and restrictions of the preferred stock, and to issue the preferred stock in one or more series.  The designation of rights, preferences, privileges and restrictions could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of our common stock.

Listing

Our common stock is not traded on any exchange. We intend to engage a market maker to apply to have our common stock quoted on the OTC Bulletin Board once our shareholders have free trading shares; however, there is no guarantee that we will obtain a listing.

There is currently no trading market for our common stock and there is no assurance that a regular trading market will ever develop. OTC Bulletin Board securities are not listed and traded on the floor of an organized national or regional stock exchange. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting dealers. OTC Bulletin Board issuers are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

To have our common stock listed on any of the public trading markets, including the OTC Bulletin Board, we will require a market maker to sponsor our securities. We have not yet engaged any market maker to sponsor our securities and there is no guarantee that our securities will meet the requirements for quotation or that our securities will be accepted for listing on the OTC Bulletin Board. This could prevent us from developing a trading market for our common stock.

PLAN OF DISTRIBUTION

Each selling shareholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock included in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices.  The selling shareholders will offer their shares at $2.00 per share until our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification, thereafter at prevailing market prices or privately negotiated prices.  We will pay all expenses of registering the securities, estimated at approximately $                .  We will not receive any proceeds of the sale of these securities.

A selling shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with the Financial Industry Regulatory Authority’s, or FINRA, NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA’s NASD IM-2440.

In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.

We are paying the cost of registering the shares covered by this prospectus as well as various related expenses.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale by the selling shareholders of the shares registered hereunder.

Under applicable rules and regulations under the Exchange Act any person engaged in the distribution of the shares registered hereunder may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Reed Smith LLP (US), New York, New York, will issue a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.

EXPERTS

The financial statements as of June 30, 2010 and 2009 incorporated by reference in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Malone Bailey LLP, an independent registered public accounting firm, upon the authority of said firm as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the shares of common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

MATERIAL CHANGES

There have been no material changes since June 30, 2010 that have not been described in this prospectus, our Quarterly Reports on Form 10-Q for the quarterly periods ended July 31, 2010 and October 31, 2010, or our Current Reports on Form 8-K, in each case as amended.

WHERE YOU CAN FIND MORE INFORMATION

These reports include, but are not limited to, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports. Information on our website does not constitute part of and is not incorporated by reference into this prospectus, the registration statement of which it forms a part, or any other report we file or furnish with the SEC (except to the extent such information is expressly incorporated by reference herein or therein). Our SEC reports can also be accessed through the SEC’s website at www.sec.gov and may be read or copied at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, D.C., 20549. Information regarding the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
China Aluminum Foil Incorporation
Nevada, United States

We have audited the accompanying consolidated balance sheets of China Aluminum Foil Incorporation and its Subsidiaries ( collectively , the “Company”), as of June 30, 2011 and 2010 , and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended. In connection with our audit for the consolidated financial statements, we have also audited the condensed parent company financial statements for the years ended June 30, 2011 and 2010 . These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2011 and 2010 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.   Also, in our opinion, the related condensed parent company financial statements, when considered in relation to the consolidated financial statements taken in a whole, presents fairly, in all material aspects, the information set forth then.

/s/ MaloneBailey, LLP
www.malonebailey.com
Houston, Texas

September 28, 2011

China Aluminum Foil, Inc.
Consolidated Balance Sheets
(Stated in US dollars)
	June 30, 2011	June 30, 2010
	(Audited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$1,597,711	$136,742
Short-term investment	772,606	-
Accounts receivable	1,478,447	5,003,961
Advance for inventory purchase	796,180	1,412,365
Other receivables	52,977	301,113
Inventories	5,303,958	3,308,935
Notes receivable	522,282	214,738
Total Current Assets	10,524,161	10,377,854

Prepayments for office building	-	1,278,768
Property, plant and equipment, net	5,805,640	4,207,210
Deferred tax assets - long term	234,452	-
Other assets, net	160,321	269,759
TOTAL ASSETS	$16,724,574	$16,133,591

LIABILITIES & SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$640,564	$356,216
Customer deposits	202,285	-
Accrued expenses and other liabilities	74,054	102,966
Taxes payable	235,409	62,015
Due to related parties	3,910,859	8,059,244
Total Current Liabilities	5,063,171	8,580,441
TOTAL LIABILITIES	$5,063,171	$8,580,441

SHAREHOLDERS’ EQUITY
Preferred stock: $0.001 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock: $0.001 par value; 100,000,000 shares authorized;10,201,011 and 100,000 shares issued and outstanding as of June 30, 2011 and 2010, respectively	$10,201	$100
Additional paid in capital	8,131,425	7,798,387
Statutory reserves	292,456	-
Retained earnings/(deficit)	2,276,635	(390,518)
Accumulated other comprehensive income	950,686	145,181
TOTAL SHAREHOLDERS’ EQUITY	11,661,403	7,553,150
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$16,724,574	$16,133,591
The accompanying notes are an integrated part of these consolidated financial statements.

China Aluminum Foil, Inc.
Consolidated Statements of Operations and Comprehensive Income
 (Stated in US dollars)

	For the year ended
	June 30, 2011	June 30, 2010
Sales revenue
Sales to third party	$53,815,720	$32,057,201
Sales to the related party	26,307,010	12,076,356
Total sales revenue	80,122,730	44,133,557
Cost of revenue	75,667,105	42,001,203
Gross profit	4,455,625	2,132,354

Operating expenses
Selling expenses	123,633	397,170
General and administrative expenses	670,863	580,494
Total operating expenses	794,496	977,664

Income from operations	3,661,129	1,154,690
Interest income	1,296	713
Bank charges	(5,677)	(5,082)
Income before income tax	3,656,748	1,150,321

Income tax expenses	697,139	-

Net income	$2,959,609	$1,150,321

Other comprehensive income
Foreign currency translation adjustments	805,505	15,176
Total comprehensive income	$3,765,114	$1,165,497

Earnings per share - basic and diluted	0.43	11.50
Weighted average shares outstanding - basic and diluted	6,839,754	100,000

The accompanying notes are an integrated part of these consolidated financial statements.

China Aluminum Foil, Inc.
Consolidated Statement of Shareholders’ Equity
(Stated in US dollars)

	Common Stock No. of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Statutory Reserves	Retained Earnings (Deficit)	Total Equity
Balance as of June 30, 2009	100,000	100	7,634,856	130,005	-	(1,540,839)	6,224,122
Net income						1,150,321	1,150,321
Leasing expenses for using parent’s equipments and premises			163,531				163,531
Foreign currency translation adjustment				15,176			15,176
Balance as of June 30, 2010	100,000	100	7,798,387	145,181	-	(390,518)	7,553,150
Net income	-	-	-	-	-	2,959,609	2,959,609
Foreign currency translation adjustment	-	-	-	805,505	-	-	805,505
Private placement completed on October 29,2010	9,900,000	9,900	150,076	-	-	-	159,976
Shares issued in reverse merger on November 8,2010	100,000	100	(100)	-	-	-	-
Issuance of 101,011 shares with no proceeds on March 14,2011	101,011	101	(101)	-	-	-	-
Imputed expenses for free use of the shareholder’s facilities	-	-	183,163	-	-	-	183,163
Earnings appropriated for statutory reserves	-	-	-	-	292,456	(292,456)	-
Balance as of June 30, 2011	10,201,011	10,201	8,131,425	950,686	292,456	2,276,635	11,661,403

The accompanying notes are an integrated part of these consolidated financial statements.

China Aluminum Foil, Inc.
Consolidated Statements of Cash Flows
(Stated in US dollars)

	For the year ended June 30
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,959,609	$1,150,321
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation expenses	485,063	333,548
Changes in operating assets and liabilities:
Accounts receivable	3,772,403	(4,939,630)
Advance to suppliers	685,869	(1,337,427)
Other receivables	262,993	(130,808)
Inventories	(1,831,765)	(1,158,416)
Deferred tax assets	(234,452)	-
Prepaid expenses	122,748	(269,759)
Accounts payable	266,773	(354,276)
Customer deposits	202,285	(156,539)
Other payables	(33,992)	42,333
Taxes payable	170,334	55,494
Due to/from related party	5,578,051	(468,360)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	12,405,919	(7,233,519)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investment	(772,606)	-
Purchase of property, plant and equipment	(239,500)	(3,092)
Prepayments for office building	-	(518,731)
Notes receivable	(296,949)	(187,761)
CASH USED IN INVESTING ACTIVITIES	(1,309,055)	(709,584)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution in private placement	159,976	-
Proceeds from (repayment to) related parties	(10,124,068)	7,916,013
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(9,964,092)	7,916,013
Effect of exchange rate changes on cash and cash equivalents	328,197	52,107

NET INCREASE (DECREASE) IN CASH	1,460,969	25,017
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$136,742	$111,725
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,597,711	$136,742

Supplementary Disclosures for Cash Flow Information:
Income taxes paid	$771,015	$80,151
NON-CASH INVESTING AND FINANCING ACTIVITIES
Imputed interest to the related party	$183,163	163,531
Property additions with payments made in previous years	$1,310,059	$493,307

The accompanying notes are an integrated part of these consolidated financial statements.

China Aluminum Foil, Inc.
Notes to Consolidated Financial Statements
(Stated in US dollars)

NOTE 1 - ORGANIZATION AND BUSINESS OPERATIONS

Zhengzhou Shenli Aluminum Foil Co., Ltd. (“Shenli”, formerly “Zhengzhou Shensheng Aluminum Foil Co., Ltd.”) was incorporated on February 4, 2008 in Zhengzhou City, Henan Province, People’s Republic of China (the “PRC”) with registered capital of RMB 60 million ($8,342,255). Mr. Congfu Li is the controlling shareholder of Zhengzhou Aluminum Co., Ltd., (“Zhengzhou Aluminum”) and 100% of equity interest of Shenli is held by Zhengzhou Aluminum. Shenli is primarily engaged in manufacturing and sales of aluminum foil products in China. China Aluminum Foil Inc. (“China Aluminum”, or “the Company”, formerly “AJ Acquisition Corp V, Inc.”) was incorporated in the State of Nevada on January 29, 2010. The business purpose of the Company is to seek the acquisition of or merger with an existing company.

Prior to the incorporation on February 4, 2008, Shenli was a division of Zhengzhou Aluminum. On January 22, 2008, the shareholders of Zhengzhou Aluminum consented to separate the division from the Group and incorporate into a new company.  Zhengzhou Aluminum transferred its equipments to Shenli and the assets transferred were recorded at historical costs as it was a transfer between entities under common control.

Lucky Express (China) Limited (“Lucky”) was incorporated under laws of Hong Kong, PRC, on April 22, 2010 to serve as the intermediate holding company.  Mr. Congfu Li, the controlling interest holder of Shenli acquired 100% of the outstanding shares of the company on September 20, 2010.

Zhengzhou Shentong Investment Consulting Co., Ltd. (“Shentong”) was incorporated on August 10, 2010 in Zhengzhou City, Henan Province, PRC, and is a wholly owned foreign enterprise (“WOFE”) of the Company.

On August 12, 2010, prior to the reverse acquisition, Shentong entered into a series of variable interest entity (“VIE”) agreements with Zhengzhou Aluminum and Shenli .  Pursuant to the VIE agreements, Shenli became Shentong’s variable interest entity.  The use of VIE agreements is a common structure used to acquire PRC corporations, particularly in certain industries in which foreign investment is restricted or forbidden by the PRC government.  The VIE agreements include:

•
A Consultation Agreement, pursuant to which Shentong has the exclusive right to provide to Shenli general business operation services, including advice and strategic planning, as well as consulting services related to human resources, staffing and training (the “Services”).  Under this agreement, Shentong owns the intellectual property rights developed or discovered through research and development, in the course of providing the Services, or derived from the provision of the Services.

•
An Operating Agreement, pursuant to which Shentong provides guidance and instructions on Shenli’ daily operations, financial management and employment issues.  The Shenli Shareholder must designate the candidates recommended by Shentong as their representatives on the boards of directors of Shenli.  Shentong has the right to appoint senior executives of Shenli.  In addition, Shentong agrees to guarantee Shenli’s performance under any agreements or arrangements relating to Shenli’s business arrangements with any third party.  Shenli, in return, agrees to pledge their accounts receivable and all of their assets to Shentong.  Moreover, Shenli agrees that without the prior consent of Shentong, Shenli will not engage in any transactions that could materially affect their respective assets, liabilities, rights or operations, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of their assets or intellectual property rights in favor of a third party or transfer of any agreements relating to their business operations to any third party.

•
A Share Pledge Agreement, under which the Shenli Shareholder pledged all of their equity interests in Shenli to Shentong to guarantee Shenli’s performance of their obligations under the Consultation Agreement.

•
An Option Agreement, under which the Shenli Shareholder irrevocably granted Shentong or its designated person an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the equity interests in Shenli for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. Shentong or its designated person has sole discretion to decide when to exercise the option, whether in part or in full.

•
A Proxy Agreement, pursuant to which the Shenli Shareholder agreed to irrevocably grant a person to be designated by Shentong with the right to exercise the Shenli Shareholder’s voting rights and their other rights, including the attendance at and the voting of the Shenli Shareholder’s shares at shareholders’ meetings (or by written consent in lieu of such meetings) in accordance with applicable laws and its Articles of Association, including but not limited to the rights to sell or transfer all or any of their equity interests of Shenli, and appoint and vote for the directors and Chairman as the authorized representative of the Shenli Shareholder.

 Through the above agreements entered, the Company’s wholly owned subsidiary, Shentong, controls the significant transactions of Shenli and is deemed the primary beneficiary of the VIE - Shenli .

On September 2, 2010, Congfu Li acquired a total of 99,000 shares of AJ Acquisition Corp. V, Inc., (the “Company”) from Gregg Jaclin and Richard Anslow, in a private transaction for a total consideration of $40,000.  After the acquisition, Mr. Li owned 99% of the issued and outstanding stock of the Company.

On November 8, 2010, Lucky Express completed a reverse acquisition through a share exchange with the Company whereby the Company acquired 100% of the issued and outstanding common stock of Lucky Express in exchange for 10,000,000 shares of the Company. As a result of the reverse acquisition, Lucky Express became the Company’s wholly-owned subsidiary and the former shareholders of the Lucky Express became controlling stockholders of the Company.  The share exchange transaction was treated as a reverse acquisition, with Lucky Express as the accounting acquirer and the Company as the acquired party.

On August 1, 2011, Zhengzhou Shensheng Aluminum Foil Co., Ltd. changed its name to Zhengzhou Shenli Aluminum Foil Co., Ltd.
The acquisition of Shenli’s controlling interest has been treated as a recapitalization with no adjustment to the historical basis of their assets and liabilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying consolidated financial statements reflect the financial positions , results of operations and cash flows of the Company and all of its wholly owned subsidiaries and its VIE as of June 30, 2011 and 2010 , and for the years ended June 30, 2011 and 2010 , and have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“US GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries and its VIE, Shenli . All significant inter-company transactions and balances have been eliminated in consolidation.

The Company has evaluated each of its interests in Shenli to determine that Shenli is a VIE of the Company. Through the contractual arrangements described in Note 1, Shentong is deemed the primary beneficiary of Shenli . Accordingly, the results of Shenli have been included in the accompanying consolidated financial statements for the years ended June 30, 2011 and 2010 .

During the years ended June 30, 2011 and 2010, the Company provided no funding to Shenli.

The following financial statement amounts and balances of Shenli were included in the accompanying consolidated financial statements as of and for the years ended June 30, 2011 and 2010:

	June 30, 2011	June 30, 2010
Total assets	$16,695,998	$16,133,591
Total liabilities	5,231,201	8,580,441
Revenue	80,122,730	44,133,557
Cost of revenue	75,667,105	42,001,203
Net income	2,970,220	1,150,321
Cash provided by (used in) operating activities	12,462,933	(7,223,519)
Cash used in investing activities	(1,309,055)	(709,584)
Cash provided by (used in) financing activities	(10,124,068)	7,916,013

(c)	Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those estimates.

(d)	Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. As of June 30, 2011 and 2010 , substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in the PRC, which management believes are of high credit quality. With respect to accounts receivable, the Company extends credit based on an evaluation of the customer’s financial condition. The Company generally does not require collateral for accounts receivable and maintains an allowance for doubtful accounts of accounts receivable.

(e)	Cash and cash equivalents

Cash and cash equivalents include all cash on hand, demand deposits in banks and other highly liquid investments with initial maturities of three months or less to be cash equivalents. As of June 30, 2011 and 2010 , almost all the cash and cash equivalents were denominated in Renminbi (“RMB”) and were placed with banks in the PRC. They are not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government.

(f)	Allowance for doubtful debts

The Company establishes an allowance for doubtful debts based on management’s assessment of the collectability of trade receivables. A considerable amount of judgment is required in assessing the amount of the allowance. The Company considers the historical level of credit losses and applies percentages to the aged receivable categories. The Company makes judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitors current economic trends that might impact the level of credit losses in the future. If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required. As of June 30, 2010 and 2011, the Company determined that no allowance for doubtful accounts was necessary.

(g)	Short-term investment

The Company’s short-term investments represent the Company’s purchase of a financial investment product provided by a bank with the contract term being less than one year. The anticipated return was based on the overall investment results of the bank’s investment activities using the capital raised by selling the financial investment product. The short-term investment is classified as held-to-maturity because the Company has the positive intent and ability to hold the securities to maturity. The short-term investment is recorded at cost which approximates the fair market value. The investment matured and the Company received all principle balance back on July 5, 2011.

(h)	Inventories

Inventories are stated at the lower of cost or market value . Cost is determined using the weighted average cost valuation basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a salable condition. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared with current or committed inventory levels. The Company estimates the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

In addition, the Company estimates net realizable value based on intended use, current market value and inventory aging analyses. The Company writes down inventories for estimated obsolescence or unmarketable inventories equal to the difference between the cost of inventories and their estimated market value based upon assumptions about future demand and market conditions. Write-down of inventory to lower of cost or market is also recorded in cost of revenue.

(i)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Depreciation is provided on straight-line basis over their estimated useful lives as set out below:

Classification	Useful Life	Residual Value
Machinery and equipment	15 years	5%
Electronic equipment	5 years	5%
Office furniture	5 years	5%
Office building	35 years	5%

Maintenance or repairs, which do not extend the lives of the respective assets, are charged to expenses as incurred. Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

(j)	Impairment of long-lived assets

In accordance with ASC 360, “Property, Plant and Equipment”, the Company reviews the carrying values of long-lived assets, including property, plant and equipment and other intangible assets, whenever facts and circumstances indicate that the assets may be impaired.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset.  If an asset is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs of disposal. The Company performs the impairment evaluation every six months. The Company would determine the fair market value based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the current business model.

For purposes of these tests, long-lived assets must be grouped with other assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. It’s the Company’s accounting policy that an impairment evaluation is performed every six months. In conducting this evaluation, the Company used a discounted cash flow approach in estimating fair value using a discount rate determined by management to be commensurate with the risk inherent in the current business model.

During the impairment evaluation reviews for the years ended June 30, 2011 and 2010, considering there had been no external changing events, nor any operational strategy changes, the review results shows no impairments. Therefore no impairment of long-lived assets was recognized for the years ended June 30, 2011 and 2010.

(k)	Revenue recognition

The Company derived revenues from sales of aluminum foils products, aluminum ingots and providing processing services. The Company recognizes sales in accordance with United States Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” and SAB No. 104, “Revenue Recognition”. The Company recognizes revenue when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services were rendered, (iii) the price to the customer is fixed or determinable and (iv) the collection of the resulting receivable is reasonably assured.

Product revenue is not recognized until title and risk of loss is transferred to the customer, which occurs upon delivery of goods, and objective evidence exists that customer acceptance provisions have been met. Processing service revenue is recognized when the service is rendered. Written sales agreements or customers purchase orders, which specify price, product specifications, and quantity, are used as evidence of an arrangement. In the PRC, value added tax (“VAT”) of 17% on invoiced amount is collected on behalf of tax authorities. Revenues represent the invoiced value of goods, net of VAT.

(l)	Cost of revenue

Cost of revenue consists primarily of material costs, freight charges, direct labor, overhead and related costs, which are directly attributable to the production of products. Write-down of inventory to lower of cost or market is also recorded in cost of revenue .

(m)	Income taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to ASC 740 “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. The provision for income taxes represents current taxes payable net of the change during the period in deferred tax assets and liabilities.

(n)	Comprehensive income

The Company has adopted the provisions of ASC 220 “Reporting Comprehensive Income” which establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. During the periods presented, other comprehensive income includes cumulative translation adjustment from foreign currency translation.

(o)	Foreign currency translation

The functional currency of the Company is Chinese currency Renminbi (“RMB”) and its reporting currency is U.S. Dollar (“USD”).

Since RMB is not freely convertible into foreign currencies, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchanges .  The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

The Company maintains its financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency translation are included in arriving at net income (loss) for the respective period .

For financial reporting purposes, the financial statements of the Company prepared in RMB are translated into the Company’s reporting currency - USD. Balance sheet accounts with the exception of the equity accounts are translated using the closing exchange rate in effect at the balance sheet date, income and expenses accounts are translated using the average exchange rate for the reporting period and the equity accounts are stated at their historical exchange rates.

Gain or loss on translating the functional currency into the reporting currency is reported as other comprehensive income. As of June 30, 2011 and 2010, the accumulated other comprehensive income in the stockholder’s equity account were $950,686 and $145,181 , respectively.

The exchange rates used for foreign currency translation are as follows ($1 = RMB):

Period Covered	Balance Sheet Date Rate	Annual Average Rate
Year ended June 30, 2010	6.7909	6.8114
Year ended June 30, 2011	6.4716	6.6287

(p)	Fair value of financial instruments

ASC 820 “Fair Value Measurements and Disclosures”, adopted January 1, 2008, defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for current receivables and payables qualify as financial instruments. Management concluded the carrying values are reasonable estimates of fair values because of the short period of time between the origination of such instruments and their expected realization and if applicable, their stated interest rates approximate current rates available. The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.

•
Level 3 - inputs to the valuation methodology are unobservable and significant to the fair values.  It is management’s opinion that as of June 30, 2011 and 2010, the estimated fair values of the financial instruments were not materially different from their carrying values as presented on the balance sheets. This is attributed to the short maturities of the instruments and that interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective balance sheet dates.

(q)	Related Parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

(r)	Recently issued accounting pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued a standard that established the FASB Accounting Standards Codification (ASC) and amended the hierarchy of generally accepted accounting principles (ASC) and amended the hierarchy of generally accepted accounting principles (GAAP) such that the ASC became the single source of authoritative nongovernmental U.S. GAAP. The ASC did not change current U.S. GAAP, but was intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (ASUs). The Company adopted the ASC on July 1, 2009. This standard did not have an impact on the Company’s consolidated results of operations or financial condition. However, throughout the notes to the consolidated financial statements references that were previously made to various former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

In June 2009, the FASB issued revised guidance on the consolidation of variable interest entities. The revised guidance requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. Additionally, the revised guidance requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary.  This guidance will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009.

The Company evaluated the impact of this standard, and does not expect it to have a material impact on the Company’s consolidated results of operations or financial condition.

In December 2009, the FASB codified Consolidations - Improvements to Financial Reporting by Enterprises Involved with VIEs, guidance which was issued by the FASB in June 2009.  The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity.  An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The adoption of this standard will have no material impact on the Company’s consolidated financial statements.

On February 25, 2010, the FASB issued ASU 2010-09 Subsequent Events Topic 855 “Amendments to Certain Recognition and Disclosure Requirements”, effective immediately. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of US GAAP. The FASB believes these amendments remove potential conflicts with the SEC’s literature. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

NOTE 3 – INVENTORIES

 As of June 30, 2011 and 2010, inventories consisted of the following:

	As of June 30,
	2011	2010

Work in progress	$4,535,048	$3,087,754
Finished goods	691,721	220,499
Auxiliaries (Spare parts)	77,189	682
Total	$5,303,958	$3,308,935

 NOTE 4 – ADVANCE TO SUPPLIERS

  As a general practice, purchase of raw materials requires the Company to make advance payments to secure the supply of raw materials. In general, the lead period between the advance payment and the subsequent receipt of raw materials is three months.

	As of June 30,
	2011	2010

Advance to suppliers	$796,180	$1,412,365
Total	$796,180	$1,412,365

NOTE 5 – PROPERTIES, PLANT AND EQUIPMENT, NET

As of June 30, 2011 and 2010 , property, plant and equipment consisted of the following:

	As of June 30,
	2011	2010

Machinery and equipment	$5,654,649	$4,976,456
Buildings	1,341,902	-
Electronic equipment	124,083	3,017
Total	7,120,634	4,979,473
Accumulated depreciation	(1,314,994)	(772,263)
Net book value	$5,805,640	$4,207,210

Depreciation expenses for the years ended June 30, 2011 and 2010 were $485,063 and $333,548 , respectively, and were allocated to the following expenses items:

	Year Ended June 30,
	2011	2010

Cost of revenue	462,389	323,800
General and administrative	22,674	9,748
Total	$485,063	$333,548

NOTE 6 – OTHER LONG TERM ASSETS

	As of June 30,
	2011	2010

Long-term deferred expenses, net	$160,321	$269,759
Total	$160,321	$269,759

Long-term deferred expenses represent the overhaul expenditures incurred for the equipments in the years ended June 30, 2011 and 2010 and are amortized in a 3 year life.

The overhaul expenditures incurred in the years ended June 30, 2011 and 2010 represent the costs of major parts replacement and relevant overhaul and maintenance expenditures incurred in July 2009 for a rolling mill which was shutdown in June 2009 due to a small fire accident on the machine.

NOTE 7 – ACCRUED EXPENSES AND OTHER LIABILITIES

As of June 30, 2011 and 2010 , the accrued expenses and other liabilities consisted of the following:

	As of June 30,
	2011	2010

Accrued audit fees	$73,745	$99,966
Other payables	$309	3,000
Total	$74,054	$102,966

NOTE 8 – RELATED PARTY BALANCES AND TRANSACTIONS

Due to related party:

As of June 30, 2011 and 2010 , due to related party was summarized as follows:

	As of June 30,
	2011	2010

Zhengzhou Aluminum Co., Ltd.	$3,910,859	$8,059,244
Total	$3,910,859	$8,059,244

Related party transactions:

The Company has undertaken business transactions in the ordinary course of business with Zhengzhou Aluminum (“ZA”), the main related party of the Company. During the years ended June 30, 2011 and 2010, the transactions were summarized as follows:

	Year Ended June 30,
Type of transaction	2011	2010

Sales to ZA	$26,307,010	$12,076,356
Purchase of raw materials from ZA	59,056,738	49,482,529
Purchase of utility from ZA	886,961	887,240
Other purchases from ZA	689,157	289,981
Prepayments by ZA for building purchase	-	493,307
Salary paid by ZA	693,634	445,472
Cash receipts /(repayments)	(45,336,693)	7,795,921
Rental payment to ZA for offices, plants and equipment leasing	75,430	25,021
Repair services provided by ZA	117,715	37,400
Imputed rental expenses for use of offices, plants, and equipment of ZA	183,163	163,531
Others	-	269,046

The Company used Zhengzhou Aluminum’s manufacturing plant and offices for free for the year ended June 30, 2010 . The imputed rental expenses were $73,406 for the year ended June 30, 2010 , and were included in the rental expenses and additional paid in capital of the year. On July 1, 2010, Shenli entered into a lease agreement with Zhengzhou Aluminum to lease office rooms and manufacturing plant with an annual rent of $75,430. For the year ended June 30, 2011, no imputed rent for use of office premises and plants was credited to the equity account as the Company fully recorded the transaction as either rental payment or obligation to pay the annual rent.

The Company leased manufacturing equipment from Zhengzhou Aluminum under a one year lease agreement for the period from January 1, 2009 to December 31, 2009. For the years ended June 30, 2011 and 2010 , the rental expenses paid were nil and $25,021 , respectively, and were included in the rental expenses of the years . The imputed rental expenses were $183,163 and $90,125 for the years ended June 30, 2011 and 2010 and were included in the rental expenses and additional paid in capital of the years .

For the years ended June 30, 2011 and 2010, Zhengzhou Aluminum made the payment of nil and $493,307 for the building located in Zhengzhou Hi-tech Development Area and the land use right to which the building is attached on behalf of the Company.

NOTE 9 – SHAREHOLDER’S EQUITY

 The Company’s equity is comprised of the common stock, additional paid-in capital and retained earnings of the Company.

On April 22, 2010, the Company issued 10,000 shares for par value of $0.1287 (HK$1) on incorporation with an authorized share capital of 10,000,000 ordinary shares at par value of $0.1287 each.

On October 29, 2010, the Company completed a private placement transaction (the “Private Placement”) pursuant to which, the Company issued 9,900,000 shares of common stock, which are on a post merger basis, and received gross proceeds in the amount of approximately $ 160,000. These shares were issued without a prospectus pursuant to Regulation S of the Securities Act of 1933.

Pursuant to the terms of the Stock Purchase Agreement entered by Mr. Congfu Li, the Chairman of the Company (the “Buyer”), and the original shareholders of the Company before the reverse merger (the “Seller”) on September 2, 2010, the Seller should hold 1% of the total issued and outstanding shares of the Company post merger. On March 14, 2011, the Company issued 101,011 shares of ordinary stocks to the Seller and no proceeds were received from this offering. After the shares issuance, the Company’s total number of outstanding stocks is 10,201,011.

By using the annual rent set forth in rental agreements entered into during the year ended June 30, 2010 and subsequently entered into in October 2010 by Shenli and ZA, the imputed rental expenses are proportionally calculated for all periods that those properties were used for free during the years ended June 30, 2011 and 2010 .

NOTE 10 – INCOME TAXES

HK

The Company was incorporated in Hong Kong and, under the current Hong Kong Inland Revenue Ordinance; the Company is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong.  For the years ended June 30, 2011 and 2010 , no provision for Hong Kong taxes has been made as the Company had no taxable income generated from operations in Hong Kong during the years .

PRC

The Company’s PRC subsidiary Shentong and VIE Shenli were incorporated in the PRC and are governed by the Enterprise Income Tax Law of the PRC (“EIT Law”). The Company is subject to tax at a statutory rate of 25% on income reported in the statutory financial statements after tax adjustments in 2011 and 2010 , respectively.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company incorporated in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE).

 As of June 30, 2011 and 2010, a deferred tax asset of $234,452 was recognized on the undistributed earnings which are subject to withholding tax. As of June 30, 2010, the Company was still in a loss position therefore no deferred tax liability was recognized on the undistributed earnings.

	Year Ended June 30,
	2011	2010
Deferred tax assets
Net operating loss carrying forwards	$-	$16,482
Fixed assets transferred	234,452	238,726
Total deferred tax assets	234,452	255,208
Valuation allowance	-	(255,208)
Net deferred tax assets	$234,452	$-

Net operating loss carry forward of the Company amounted to nil and $55,843 for the years ended June 30, 2011 and 2010 .

In assessing the reliability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled projected future taxable income and tax planning strategies in making this assessment. As of June 30, 2010, deferred income tax assets represented the operating loss carry-forwards of the Company and the depreciation of equipment transferred from Zhengzhou Aluminum. Management believes that the Company’s cumulative losses arising from recurring business in recent years constituted significant negative evidence that the deferred tax assets would not be realizable and this evidence outweighed the expectations that the Company would generate future taxable income. Therefore, a full valuation allowance had been provided against the Company’s deferred income tax assets as of June 30, 2010.

As the Company turned loss into gain in financial year 2011, the full valuation allowance was reversed.

The reconciliation between the U.S. statutory income tax rate and the Company’s effective tax rate is as below :

	For the Year Ended June 30,
	2011	2010

U.S. Federal income tax statutory rate	35%	35%
PRC statutory income tax rate (25%) difference	(10%)	(10%)
Non-deductible items for income taxes	1%	4%
Changes in valuation allowance for DTA	(1%)	(29%)
Effective tax rate	25%	-

NOTE 11 –COMMITMENTS AND CONTINGENCIES

Lease Obligation

The rental expenses under operating lease was $75,430 and $25,021 for the years ended June 30, 2011 and 2010 . The Company has entered into a tenancy agreement for the lease of office premises and manufacturing plant subsequent to the year end. As of June 30, 2011 , the Company’s commitments for minimum lease payments under these non-cancelable operating leases for the next five years are as follows:

Year	Minimum Lease Payments
2012	$75,430
2013
2014
2015
2016 and thereafter
Total	$75,430

NOTE 12 –OPERATING RISKS

Country risk

The Company has significant operations in the PRC. The operating results of the Company may be adversely affected by changes in the political and social conditions in the PRC and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The Company can give no assurance that those changes in political and other conditions will not result in a material adverse effect upon the Company’s business and financial condition.

Exchange risk

The Company cannot guarantee the Renminbi, Hong Kong dollar and US dollar exchange rates will remain steady, therefore the Company could post the same profit for two comparable periods and post higher or lower profit depending on exchange rates of Renminbi, Hong Kong dollar and US dollar. The exchange rates could fluctuate depending on changes in the political and economic environments without notice.

Political risk

Currently, PRC is in a period of growth and is openly promoting business development in order to bring more business into PRC. Additionally PRC currently allows a Chinese corporation to be owned by a United States corporation. If the laws or regulations relating to ownership of a Chinese corporation are changed by the PRC government, the Company's ability to operate the PRC subsidiaries could be affected.

NOTE 13 –CONCENTRATION OF CREDIT RISK

A significant portion of the Company’s cash at June 30, 2011 and 2010 was maintained at various financial institutions in the PRC which do not provide insurance for amounts on deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area.

The Company operates principally in the PRC and grants credit to its customers in this geographic region. Although the PRC is economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

For the year ended June 30, 2011, the Company generated 68.47% of its revenues from four customers and for the year ended June 30, 2010, the Company generated 71.1% of its revenues from three customers.

The Company was primarily dependent on single-source vendor for aluminum ingots. For the year ended June 30, 2011, purchase (net of VAT) from one vendor accounted for 78.73% of the total net purchase of the Company and for the year ended June 30, 2010, purchase (net of VAT) from one vendor accounted for 72.4% of the total net purchase of the Company.

NOTE 14 – PARENT COMPANY FINANCIAL STATEMENTS

In accordance with China’s Company Laws, the Company’s subsidiary and VIE in China are required to make appropriations each year to a statutory surplus fund, a non-distributable reserve fund, of the amount equivalent to 10% of their each year’s after-tax profit (as determined under PRC GAAP). Appropriation will no longer be required when the surplus fund has reached 50% of the registered capital of the company. Where there are accumulated losses brought forward from previous years, the after-tax profit is first used to compensate for the losses before the 10% appropriation can be made of the residual after-tax profit. Consequently, payment of any dividends can only be made out of the residual after-tax profit after compensation of previous losses and appropriation to statutory surplus fund.

In addition, the use of the statutory surplus fund is restricted to offsetting previously accumulated losses or increasing the registered capital of the company only.

Under existing PRC foreign exchange regulations, payment of current account items, including profit distributions, can be made in foreign currencies without prior SAFE approval through certain procedural mechanisms. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches. Capital investments by enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission, or their respective competent local branches.

Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. Therefore, Shentong Investment can pay dividends in foreign currencies to the Company without prior approval from SAFE.

Rule 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The following represents the condensed unconsolidated financial information of the Parent Company only:

CHINA ALUMINUM FOIL, INC.
Condensed Parent Company Balance Sheets
(Stated in US dollars)

	June 30,	June 30,
	2011	2010
ASSETS
Current assets
Investment in subsidiaries	$11,661,403	$7,553,150
TOTAL ASSETS	11,661,403	7,553,150

SHAREHOLDERS’ EQUITY
Preferred stock: $0.001 par value; 10,000,000 shares authorized; no shares issued or outstanding	$-	$-
Common stock: $0.001 par value; 100,000,000 shares authorized; 10,201,011 and 100,000 shares issued and outstanding as of June 30, 2011 and 2010, respectively	10,201	100
Additional paid in capital	8,131,425	7,798,387
Statutory reserves	292,456	-
Accumulated other comprehensive income	950,686	145,181
Retained earnings/(deficit)	2,276,635	(390,518)
TOTAL SHAREHOLDERS’ EQUITY	11,661,403	7,553,150

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,661,403	$7,553,150

CHINA ALUMINUM FOIL, INC.
Condensed Parent Company Statement of Operations
(Stated in US dollars)

	For the Years Ended June 30,
	2011	2010

General and administrative expenses	-	-
Total expenses
Other income	-	-
Equity in undistributed income of subsidiaries	2,959,609	1,150,321
Net income	$2,959,609	$1,150,321

CHINA ALUMINUM FOIL, INC.
Condensed Parent Company Statement of Cash Flows
(Stated in US dollars)

	For the years ended June 30,
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,959,609	$1,150,321
Equity in undistributed income of subsidiaries	(2,959,609)	(1,150,321)
CASH USED IN OPERATING ACTIVITIES	$-	$-

CASH FLOWS FROM INVESTING ACTIVITIES

Investment in subsidiaries	(150,074)	-
CASH USED IN INVESTING ACTIVITIES	$(150,074)	$-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares	150,074	-

CASH PROVIDED BY FINANCING ACTIVITIES	$150,074	$-
Effect of exchange rate changes on cash and cash equivalents	-	-

NET INCREASE (DECREASE) IN CASH	-	-
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$-	$-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$-	$-

China Aluminum Foil, Inc.

3,333,002  Shares of Common Stock

Prospectus

           , 2011

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.        Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the SEC registration fees.

	To be Paid by the Registrant
SEC registration fees	$	*
Legal fees and expenses		$100,000
Accounting fees and expenses		$20,000
Printing and engraving expenses	$	*
Transfer agent’s fees	$	*
Miscellaneous fees and expenses		$5,000
Total		$125,000
*To be provided by amendment.

Item 14.        Indemnification and Limited Liability

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of us is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

●	Article V of our Bylaws; and

●	Chapter 78 of the Nevada Revised Statutes (the “NRS”).

Nevada Revised Statutes

Section 78.138 of the NRS provides for immunity of directors from monetary liability, except in certain enumerated circumstances, as follows:

“Except as otherwise provided in NRS 35.230, 90.660, 91.250, 452.200, 452.270, 668.045 and 694A.030, or unless the Articles of Incorporation or an amendment thereto, in each case filed on or after October 1, 2003, provide for greater individual liability, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that:

(a)	his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and
(b)	his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.”

Section 78.5702 of the NRS provides as follows:

1.
A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

(a)	is not liable pursuant to NRS 78.138; or

(b)
acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

2.
A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)	is not liable pursuant to NRS 78.138; or

(b)	acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Our Bylaws

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making us responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Item 15.       Recent Sales of Unregistered Securities

During the last three years, we completed the following sales of unregistered securities:

●
On January 29, 2010 we issued 100,000 shares of our common stock to our founders at $0.001 per share or $1,000 for services performed.  These shares were issued under exemptions from registration found in Section 4(2) of the Securities Act of 1933 and were consequently transferred in private transactions;

●
On November 8, 2010 we issued 10,000,000 shares of our common stock to 35 non-US shareholders pursuant to the closing of a share exchange agreement.  These shares were issued without a prospectus pursuant to Regulation S of the Securities Act of 1933.

●
On October 29, 2010, the Company completed a private placement transaction (the “Private Placement”) pursuant to which, the Company issued 990,000 shares of common stock, which are on a post merger basis, and received gross proceeds in the amount of approximately $160,000.  These shares were issued without a prospectus pursuant to Regulation S of the Securities Act of 1933.

●
Pursuant to the terms of the Stock Purchase Agreement entered by Mr. Congfu Li, the Chairman of the Company (“the Buyer”), and the original shareholders of the Company before the reverse merger (“the Seller”) on September 2, 2010, the Seller should hold 1% of the total issued and outstanding shares of the Company post merger.  On March 14, 2011, the Company issued 101,011 shares of ordinary stocks to the Seller and no proceeds were received from this offering.  After the shares issuance, the Company’s total number of outstanding stocks is 10,201,011.

Our reliance upon the exemption under Section 4(2) of the Securities Act was based on the fact that the issuance of the securities did not involve a “public offering”. Each offering was not a “public offering” as defined in Section 4(2) due to the number of persons involved in the deal, the size of the offering, the manner of the offering and the number of securities offered. We did not undertake an offering in which we sold a high number of shares to a significant number of investors. In addition, the investors had the necessary investment intent as required by Section 4(2) since they agreed to and received a share certificate bearing a legend stating that the shares are restricted pursuant to Rule 144 under the Securities Act. This restriction ensures that these shares will not be immediately redistributed into the market and will therefore not be part of a “public offering”. The investors negotiated the terms of the transactions directly with our executive officers. No general solicitation was used, no commission or other remuneration was paid in connection with these transactions, and no underwriter participated. Based on an analysis of the above factors, these transactions were effected in reliance on the exemption from registration provided in Section 4(2) of the Securities Act for transactions not involving any public offering.

The shares issued to non-US shareholders were issued without a prospectus pursuant to Regulation S under the Securities Act.  Our reliance upon Rule 903 of Regulation S was based on the fact that the sales of the shares were completed in an “offshore transaction”, as defined in Rule 902(h) of Regulation S. We did not engage in any directed selling efforts, as defined in Regulation S, in the United States in connection with the sale of the shares. Each investor who relied on Regulation S was not a U.S. person, as defined in Regulation S, and was not acquiring the securities for the account or benefit of a U.S. person.

Item 16.       Exhibits and Financial Statement Schedules.

 (a) Exhibits.

The following exhibits are filed with this registration statement:

Exhibit No.	Description
2.1	Share Exchange Agreement with Lucky Express dated November 8, 2010 (3)
3.1	Articles of Incorporation of China Aluminum Foil, Inc. (formerly AJ Acquisition V, Inc.) (1)
3.2	Articles of Merger filed with the Nevada Secretary of State on November 1, 2010 (2)
3.3	Bylaws of China Aluminum Foil, Inc. (formerly AJ Acquisition V, Inc.) (1)
5.1	Legal opinion of Reed Smith LLP (4)
10.1	Consultation Agreement between Shentong Investment and Shenli dated August 12, 2010.(3)
10.2	Operating Agreement between Shentong Investment, Shenli , and the Shenli Shareholder dated August 12, 2010. (3)
10.3	Share Pledge Agreement between Shentong Investment, Shenli , and the Shenli Shareholder dated August 12, 2010. (3)
10.4	Option Agreement between Shentong Investment, Shenli , and the Shenli Shareholder dated August 12, 2010. (3)
10.5	Proxy Agreement between Shentong Investment, Shenli , and the Shenli Shareholder dated August 12, 2010. (3)
10.6	Trademark License Agreement. (3)
10.7	Patent License Agreement. (3)
14.1	Code of Ethics. (3)
16.1	Letter to the SEC from Li & Company, PC. (3)
21	List of Subsidiaries (3)
23.1	Consent of Malone Bailey LLP
23.2	Consent of Reed Smith LLP (to be included in Exhibit 5.1) (4)
24.1	Power of Attorney of Congfu Li, Chuanhong Xie, Guobin Wang and Junlin Zhang (5)

(1)	Included as an exhibit to our Registration Statement on Form 10 filed on February 12, 2010; file number 000-53890
(2)	Included as an exhibit to our Current Report filed on November 3, 2010; file number 000-53890
(3)	Included as an exhibit to our Current Report filed on November 10, 2010; file number 000-53890
(4)	To be filed by amendment.
(5)	Included on signature page to our Registration Statement on Form S-1 filed on March 18, 2011; file number 333-172944

b) Financial Statement Schedules.  Not applicable.

Item 17.      Undertakings.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Beijing, on  October 12, 2011.

CHINA ALUMINUM FOIL, INC.

By:	/s/Chuanhong Xie
Chuanhong Xie, President, Chief Executive Officer, Secretary, Chief Financial Officer and Treasurer (Principal Executive Officer, Principal Accounting Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ Congfu Li* Congfu Li	Director, Chairman of the Board	October 12, 2011

/S/ Chuanhong Xie Chuanhong Xie	President, Chief Executive Officer, Secretary, Chief Financial Officer and Treasurer (Principal Executive Officer, Principal Accounting Officer and Principal Financial Officer)	October 12, 2011

/S/ Guobin Wang* Guobin Wang	Director	October 12, 2011

/S/ Junlin Zhang* Junlin Zhang	Director	October 12, 2011

*By	/S/ Chuanhong Xie
Chuanhong Xie Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Share Exchange Agreement with Lucky Express dated November 8, 2010 (3)
3.1	Articles of Incorporation of China Aluminum Foil, Inc. (formerly AJ Acquisition V, Inc.) (1)
3.2	Articles of Merger filed with the Nevada Secretary of State on November 1, 2010 (2)
3.3	Bylaws of China Aluminum Foil, Inc. (formerly AJ Acquisition V, Inc.) (1)
5.1	Legal opinion of Reed Smith LLP (4)
10.1	Consultation Agreement between Shentong Investment and Shenli dated August 12, 2010.(3)
10.2	Operating Agreement between Shentong Investment, Shenli , and the Shenli Shareholder dated August 12, 2010. (3)
10.3	Share Pledge Agreement between Shentong Investment, Shenli , and the Shenli Shareholder dated August 12, 2010. (3)
10.4	Option Agreement between Shentong Investment, Shenli , and the Shenli Shareholder dated August 12, 2010. (3)
10.5	Proxy Agreement between Shentong Investment, Shenli , and the Shenli Shareholder dated August 12, 2010. (3)
10.6	Trademark License Agreement. (3)
10.7	Patent License Agreement. (3)
14.1	Code of Ethics. (3)
16.1	Letter to the SEC from Li & Company, PC. (3)
21	List of Subsidiaries (3)
23.1	Consent of Malone Bailey LLP
23.2	Consent of Reed Smith LLP (to be included in Exhibit 5.1) (4)
24.1	Power of Attorney of Congfu Li, Chuanhong Xie, Guobin Wang and Junlin Zhang (5)

(1)	Included as an exhibit to our Registration Statement on Form 10 filed on February 12, 2010; file number 000-53890
(2)	Included as an exhibit to our Current Report filed on November 3, 2010; file number 000-53890
(3)	Included as an exhibit to our Current Report filed on November 10, 2010; file number 000-53890
(4)	To be filed by amendment.
(5)	Included on signature page to our Registration Statement on Form S-1 filed on March 18, 2011; file number 333-172944